EXHIBIT 13(A)

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D. C. 20549
                               -------------------

                                   FORM 10-KSB

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                                                   or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from _______________________ to _____________________

                           FDIC File Number _________

                          COMMUNITY BANK OF NEW JERSEY
             (Exact Name of registrant as specified in its charter)

                     New Jersey                               22-3495579

--------------------------------------------------------------------------------
         (State of other jurisdiction of                    (I. R. S. Employer
          incorporation or organization)                    Identification No.)

      3535 Highway 9 North, Freehold, New Jersey                  07728
       (Address of principal executive offices)                (Zip Code)
--------------------------------------------------------------------------------

                                 (732) 863-9000
                (Issuer's telephone number, including area code)
--------------------------------------------------------------------------------

   (Former name, former address and former year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of Issuer's knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ X ]

As of December 31, 1998, there were 1,730,917 shares of common stock, $5.00 par value per share outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE
                       -----------------------------------



                      10-KSB Item                   Document Incorporated
                      -----------                   ---------------------

Item  9.  Directors and Executive Officers   Proxy Statement for  1999 Annual
          of the Company;  Compliance with   Meeting of Shareholders  to be
          Section  16(a) of the Exchange Act filed no later than April 30, 1999.


Item 10.  Executive Compensation             Proxy Statement for 1999 Annual
                                             Meeting of Shareholders to be filed
                                             no later than April 30, 1999.

Item 11.  Security Ownership of Certain      Proxy Statement for 1999 Annual
          Beneficial Owners and Management   Meeting of Shareholders to be filed
                                             no later than April 30, 1999.

Item 12.  Certain Relationships and Related  Proxy Statement for 1999 Annual
          Transactions                       Meeting of Shareholders to be filed
                                             no later than April 30, 1999.

                                     PART I

                       ITEM 1. -- DESCRIPTION OF BUSINESS

General

     The Community Bank of New Jersey (the Bank) is a commercial bank formed under the laws of the State of New Jersey in 1996. The Bank operates from its main office at 3535 Highway 9 North, Freehold, New Jersey 07728, and its two branch offices located at 31 East Main Street, Freehold, New Jersey, and 4502 Highway 9 South, Howell, New Jersey. In addition, the Bank opened its newest office in Matawan, New Jersey, on February 6, 1999. This office is located at the intersection of Main Street and Route 34.

     The Bank's deposits are insured by the Bank Insurance Fund (BIF) of the Federal Deposit Insurance Corporation (FDIC) up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the FDIC and the New Jersey Department of Banking and Insurance (the Department). The principal executive offices of the Bank are located at 3535 Highway 9 North, Freehold, New Jersey 07728, and the telephone number is (732) 863-9000.

Business of the Bank

     The Bank conducts a traditional commercial banking business and offers services including personal and business checking accounts and time deposits, money market accounts and regular savings accounts. The Bank structures its specific services and charges in a manner designed to attract the business of
(i) small and medium-sized businesses, and the owners and managers of these entities; (ii) professionals and middle managers of locally-based corporations;
(iii) residential real-estate tract developers; and (iv) individuals residing, working, and shopping in the Monmouth, Middlesex, and Ocean County, New Jersey, trade area serviced by the Bank. The Bank engages in a wide range of lending activities and offers commercial, consumer, residential and non-residential mortgage and construction loans.

Service Area

     The Bank's service area primarily consists of the Monmouth, Middlesex, and Ocean County, New Jersey, market, although the Bank makes loans throughout New Jersey. The Bank operates its main office in Freehold Township, New Jersey, and branch offices in Freehold Borough, Howell, and Matawan, New Jersey.

Competition

     The  Bank  operates  in a  highly  competitive  environment  competing  for deposits and loans with commercial banks, thrifts, and other financial institutions, many of which have greater financial resources than the Bank. Many large financial institutions compete for business in the Bank's service area. Certain of these institutions have significantly higher lending limits than the Bank and provide services to their customers which the Bank does not offer.

     Management believes the Bank is able to compete favorably with its competitors because it provides responsive personalized services through management's knowledge and awareness of the Bank's service area, customers, and business.

Employees

     At December 31, 1998, the Bank employed 28 full-time employees and seven part-time employees. None of these employees is covered by a collective bargaining agreement and the Bank believes that its employee relations are good.

Supervision and Regulation

     As a New Jersey-chartered commercial bank, we are subject to the regulation, supervision, and control of the Department. As an FDIC-insured institution, we are subject to regulation, supervision, and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the Department impact virtually all of our activities, including the minimum level of capital we must maintain, our ability to pay dividends, our ability to expand through new branches or acquisitions, and various other matters.

         Insurance Deposits. Our deposits are insured up to a maximum of $100,000 per depositor under the BIF of the FDIC. The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk-based assessment system, deposit insurance premium rates range from 0-27 basis points of assessed deposits. For the year ended December 31, 1998, we paid $2,062 in deposit insurance premiums.

         Capital  Adequacy  Guidelines.  The  FDIC  has  promulgated  risk-based capital guidelines which are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets, and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     Bank assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting, and certain short-term unconditionally cancellable commitments have a 0% risk-weighting.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be Tier I Capital, consisting of common stockholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder (Tier II Capital) may consist of (a) the allowance for loan losses of up to 1.25% or risk-weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the FDIC (determined on a case-by-case basis or as a matter of policy after formal rule-making). At December 31, 1998, our total risk-based capital ratio was 35.84% and our Tier I risk-based capital ratio was 34.59%.

     In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier I Capital (leverage) ratio, under which a bank must maintain a minimum level of Tier I Capital to average total consolidated assets of at least 3% in the case of a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other banks are expected to maintain a leverage ratio of at least 200 basis points above the stated minimum. At December 31, 1998, our leverage ratio was 24.41%.

     In addition to the capital adequacy requirements of the FDIC discussed above, pursuant to the order of the New Jersey Commissioner of the Department of Banking and Insurance granting our charter, we are required to maintain a ratio of equity capital to total assets of at least 10% for our first five (5) years of operations, unless the Commission consents to a lower ratio. As of December 31, 1998 and 1997, the Bank's ratio of equity capital to total assets was 21.01% and 32.74%, respectively.

                       ITEM 2. -- DESCRIPTION OF PROPERTY

     The Bank conducts its business through its main office located at 3535 Highway 9 North, Freehold, New Jersey, and its three branch offices. The following table sets forth certain information regarding the Bank's properties as of December 31, 1998.

                                                            Date of lease
       Location               Leased or owned                 expiration
       --------               ---------------                 ----------

    3535 Highway 9 North           Owned                     N/A
    Freehold, NJ

    31 East Main Street            Leased                    August 2002
    Freehold, NJ

    4502 Highway 9 South           Leased                    December 2018
    Howell, NJ

    Matawan, NJ                    Leased                    February 2019



                          ITEM 3. -- LEGAL PROCEEDINGS

     The Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Management does not believe that there is any pending or threatened proceeding against the Bank which, if determined adversely, would have a material effect on the business or financial position of the Bank.

         ITEM 4. -- SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted for a vote of the registrant's shareholders during the fourth quarter of fiscal 1998.

                                    PART II
                                    -------

ITEM 5. -- MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Since October 27, 1998, our common stock has been traded on the NASDAQ SmallCap market under the symbol CBNJ. Previously, our common stock was traded on the OTC Bulletin Board under the symbol CBNG. The following table shows the high and low bid prices for the common stock as reported on the OTC Bulletin Board or Nasdaq SmallCap market since it began trading on May 19, 1997. These quotations reflect inter-dealer prices, without retail market, mark-down, or commission and may not represent actual transactions.

                                                       1997
                                                       ----
                                             High              Low
                                             ----              ---

             2nd Quarter . . . . . .        10 1/4               9
             3rd Quarter . . . . . .        13 1/4              10
             4th Quarter . . . . . .        13 1/2              12 1/2

                                                       1998
                                                       ----
                                             High               Low
                                             ----               ---

             1st  Quarter . . . . .         14 1/4              12 1/2
             2nd Quarter . . . . . .        17                  14
             3rd Quarter . . . . . .        20 1/4              15 1/2
             4th Quarter . . . . . .        17 1/2              16

     We have not paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. Pursuant to Department regulatory practice, new banks like us are generally not permitted to pay cash dividends until we become profitable and have eliminated any pre-opening deficits. Our accumulated deficits totaled $1.6 million at December 31, 1998.

     As of December 31, 1998, we had 390 shareholders of record.

     In the fourth quarter of 1998, the Bank undertook a stock offering that was underwritten on a firm commitment basis by Ryan, Beck & Co., Inc. The Bank sold 440,000 shares of its common stock at a price of $16.50 per share, or $7,260,000 in gross proceeds. In addition, the Bank granted Ryan, Beck & Co., Inc., an option to purchase up to an additional 66,000 shares of common stock at $16.50 per share to cover over-allotments.

     The $6.6 million of net proceeds of this Offering ($7.6 million when the over-allotment option was exercised in the first quarter of 1999) will be used to support the continuing expansion of our franchise through additional investment and lending activities and the development of additional branches.

     The Bank did not register the shares of common stock sold in this offering in reliance upon the exemption from registration provided by Section 3(a)(2) of the Securities Act of 1933, as amended.

                 ITEM 6. -- MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS
                          Year Ended December 31, 1998

                              OVERVIEW AND STRATEGY

     We commenced operations in 1997 with the goal of providing first class banking services through a locally headquartered financial institution, offering customers direct access to senior officers and decision makers. We seek to serve individuals, professionals, small businesses, and real estate developers in our Monmouth, Middlesex, and Ocean County, New Jersey, trade area, whom we believe are not adequately served by larger regional and multi-state financial institutions. During 1997, our Board of Directors adopted a strategy of preparing the Bank for future growth by putting in place the infrastructure necessary to support this growth. The Bank opened its second office in downtown Freehold, New Jersey, in September 1997, its third office in Howell, New Jersey, in November 1998 and its fourth office in Matawan, New Jersey, in February 1999. In addition, we have contracted for the purchase of a site for a new location in Manalapan, New Jersey, subject to regulatory and land use approvals. Although these steps taken in 1997 and 1998 may delay the Bank's profitability by several quarters, management believes that positioning the Bank for future growth is more important than maximizing the Bank's short-term profitability.

Results of Operations
     Our results of  operations  depend  primarily on our net  interest  income, which is the difference between the sum of interest we earn on our interest-earning assets and loan origination fees and the interest we pay on deposits used to support our interest earning assets. In addition, the Bank earns fee income, primarily through service fees on deposit accounts. Net interest spread is the difference between the weighted average rate earned on interest earning assets and the weighted average rate paid on interest bearing liabilities. Net interest margin is a function of the difference between the weighted average rate earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average level of interest-earning assets as compared with that of interest-bearing liabilities. Net income is also affected by the amount of non-interest income and operating expenses.

Net Income

     For the year ended December 31, 1998, the Bank recorded a net loss of $610,000 or $0.46 per share, as compared to a net loss of $837,000 or $0.65 per share for the year ended December 31, 1997. The results for the year ended December 31, 1997, reflect the results of operations for the period from May 15, 1997, the date of commencement of the Bank's operations, to December 31, 1997, plus pre-opening expenses for the period up to May 15, 1997. These losses reflect non-interest expenses and the provision for loan losses exceeding the Bank's net interest income and non-interest income for the above periods. As a de novo financial institution, the Bank's first priority has been the acquisition of interest earning assets while maintaining sufficient liquidity and flexibility to fund future loan demand. During the year ended December 31, 1997, a large portion of the Bank's interest earning assets consisted of lower yielding federal funds sold, as the Bank began to develop lending relationships. During 1998, the Bank accelerated the deployment of its earning assets into higher yielding loans, reducing the 1998 losses as compared to 1997. For the fourth quarter of 1998, the Bank earned net income of $38,000.

Net Interest Income

     For the year ended December 31, 1998, the Bank recognized net interest income of $2,070,000 as compared to $628,000 for the year ended December 31, 1997. The increase in net interest income for the year ended December 31, 1998, as compared to the year ended December 31, 1997, was largely due to an increase in the average balance of interest earning assets, which increased $26.8 million, or 128.2%, to $47.7 million from $20.9 million, primarily as a result of an increase in average loans outstanding of $24.5 million over the 1997 period. Primarily as a result of the increase in the average balance of interest earning assets, the Bank's interest income increased to $3.4 million for the year ended December 31, 1998, from $887,000 for the year ended December 31, 1997. Also contributing to the increase in interest income was an increase in the average yield on interest earnings assets to 7.19% in the 1998 period from 6.62% in the 1997 period. This increase in the average rate on earning assets was due to the increase in the average balance of loans previously discussed, which improved the mix of interest earning assets. Higher yielding loans increased to 63.3% of interest earning assets during the 1998 period from 27.1% during the 1997 period. Total interest expense increased 424.7% to $1,359,000 for the 1998 period from $259,000 for the 1997 period. This increase in interest expense is directly related to the increase in the average balance of interest-bearing liabilities, which increased $22.9 million to $32.3 million for the 1998 period compared to $9.4 million for the 1997 period. The Bank's net interest margin (net interest income divided by average interest earning assets) for the year ended December 31, 1998, was 4.34% as compared to 4.64% for the year ended December 31, 1997. The decrease in the margin for the 1998 period as compared to the 1997 period reflected an increase in the portion of interest earning assets being funded by interest-bearing liabilities rather than non-interest-bearing sources of funds such as shareholders' equity. Approximately 56.4% of interest earning assets in the 1997 period were funded through stockholders' equity as compared to 23.0% of interest earning assets in 1998 period. This change reflects the growth of the Bank as average shareholders' equity as a percent of average assets declined from 49.7% in 1997 to 21.1% in 1998. The Bank's net interest spread increased to 2.98% in the 1998 period from 2.23% in the 1997 period, reflecting the increase in the yield on interest earning assets to 7.19% in 1998 period from 6.62% in the 1997 period.

     The following table reflects, for the periods presented, the components of our net interest income, setting forth: (1) average assets, liabilities, and stockholders' equity, (2) interest income earned on interest-earning assets and interest expenses paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earnings assets less the average rate on interest-bearing liabilities) and (5) our yield on interest-earning assets. Rates are computed on a taxable equivalent basis.

                                         Year Ended December 31, 1998                Year Ended December 31, 1997  (1)
                                 -----------------------------------------     -------------------------------------------
                                  Average     Interest      Average Rates        Average       Interest      Average Rates
                                  Balance   Income/Expense  Earned/Paid          Balance    Income/Expense    Earned/Paid
                                  -------   --------------  -----------          -------    --------------    -----------
                                                              (In Thousands, Except Percentages)
       Assets
Interest-Earning Assets:
    Loans (net of  unearned
    income)                     $  30,187   $    2,454              8.13%      $    5,663    $      299          8.45%
Investment Securities               5,299          323              6.10            2,867           114          6.36
Federal Funds Sold                 12,209          652              5.34           12,368           452          5.85
                                 --------   ----------                           --------    ----------
       Total Interest-
       Earning Assets (2)          47,695        3,429              7.19           20,898           865          6.62
Non-Interest-Earning Assets         4,946                                           2,883
Allowance for Possible
    Loan Losses                      (559)                                          (  68)
                                ---------                                      ----------
       Total Assets             $  52,082                                       $  23,713
                                 ========                                        ========
       Liabilities and
       Stockholders' Equity
Interest-Bearing Liabilities:
NOW Deposits                   $    7,851    $     170              2.17      $     2,632   $        44          2.67%
Savings Deposits                   19,869          960              4.83            5,534           179          5.18
Money Market Deposits               1,520           59              3.88              359             5          2.23
Time Deposits                       3,055          170              5.56              905            31          5.48
                                ---------    ---------                        -----------   -----------
       Total Interest-
       Bearing Liabilities         32,295        1,359              4.21            9,430           259          4.39
Non-Interest Bearing
    Liabilities:
    Demand Deposits                 8,114                                           2,394
    Other Liabilities                 695                                             106
                                ---------                                     -----------
       Total Non-Interest
       Bearing Liabilities          8,809                                           2,500
    Stockholders' Equity           10,978                                          11,783
                                 --------                                      ----------
       Total Liabilities and
       Stockholders' Equity     $  52,082                                     $    23,713
                                 ========                                      ==========
Net Interest Spread (3)                                             2.98                                         2.23%
Net Interest Margin (4)                                             4.34                                         4.64%
Net Interest Income                         $    2,070                                      $       606
                                             =========                                       ==========

(1) Average balances and rates have been calculated for the time period from May 15, 1997 (the date the Bank commenced operation) through December 31, 1997.

(2) Interest income on total interest earning assets for the year ended December 31, 1997, does not include $22,000 earned on subscription funds prior to our opening in 1997, since average balances and rates were calculated for the period we were open.

(3) The interest rate spread is the difference between the weighted average yield on average interest earning assets and the weighted average cost of average interest bearing liabilities.

(4) The interest rate margin is calculated by dividing net interest income by average interest earning assets.

       The following table presents by category the major factors that contributed to the changes in net interest income for the year ended 1998 as compared to the year ended 1997. Amounts have been computed on a fully tax-equivalent basis.

                                          Year Ended December 31, 1998 vs. December 31, 1997
                                                             Increase (decrease)
                                                             Due to Change In (1)
                                              --------------------------------------------
                                                               (In Thousands)
                                               Average Volume   Average Rate         Net
                                               --------------   ------------         ---
Interest Income
    Taxable Loans (net of unearned income)        $ 1,993         $   (17)        $ 1,976
    Investment Securities ................            149              (8)            141
    Federal Funds Sold ...................             (9)            (62)            (71)
                                                  -------         -------         -------
         Total Interest Income ...........          2,133             (87)          2,046
                                                  -------         -------         -------
Interest Expense
    NOW Deposits .........................            115             (16)             99
    Savings Deposits .....................            694             (20)            674
    Money Market .........................             41              10              51
    Time Deposits ........................            120              --             120
                                                  -------         -------         -------
         Total Interest Expense ..........            970             (26)            944
                                                  -------         -------         -------
         Net Interest Income .............        $ 1,163         $   (61)        $ 1,102
                                                  =======         =======         =======

     (1)Average balances and rates for the period ended December 31, 1997, were calculated for the time period form May 15, 1997, (the date the Bank commenced operations) through December 31, 1997.

Provision for Loan Losses

     The aggregate provision recorded by the Bank for the year ended December 31, 1998, was $664,000, compared to $250,000 for the year ended December 31, 1997. Although we had no non-performing assets during each of these periods, we have established provisions for loan losses to create an adequate allowance based on management's analysis of our portfolio and the growth we have experienced over these periods. During the period from December 31, 1997 through December 31, 1998, our loan portfolio increased from $15.2 million to $45.6 million.

Non-Interest Expense

     Non-interest expense amounted to $2,259,000 for the year ended December 31, 1998, compared to $1,277,000 for the year ended December 31, 1997. The year ended December 31, 1997, included pre-opening expenses and other expenses associated with our commencement of operations of approximately $300,000. The increases in non-interest expense for the 1998 period as compared to the 1997 period reflect the Bank's increased asset size and employment and administrative expenses required due to our continued growth. During 1998, the Bank incurred expenses for its Freehold Borough branch, for the entire year, opened its Howell branch, and prepared to open its Matawan branch.

     During the year ended December 31, 1998, and for the year ended December 31, 1997, the Bank's non-interest expense consisted of salary and employee benefit expense of $1,129,000 and $469,000, respectively; occupancy expense of $305,000 and $126,000, respectively; and other operating expenses of $825,000 and $682,000, respectively. In connection with the resignation of Mr. Stephen S. Laine as President of the Bank in May 1998, and the subsequent retention of Mr. Robert D. O'Donnell as President of the Bank in May 1998, the Bank recognized in 1998 $84,000 of non-recurring costs in the form of severance for Mr. Laine and employment-related expense for Mr. O'Donnell. Occupancy expense for the year ended December 31, 1998, increased $179,000 or 142% over the year ended December 31, 1997, as the Bank opened one new branch in late 1997, opened one branch in 1998, and prepared to open a new branch in early 1999. Other operating expenses increased $143,000 or 21% in the year ended December 31, 1998, as compared to the year end December 31, 1997, due mainly to 1998 results reflecting a full year operations while 1997 results reflecting seven months of operations.

     For the year ended December 31, 1997, the largest component of the Bank's other operating expenses consisted of pre-opening expenses of $246,000. Other significant expenses during the year ended December 31, 1997, included $84,000 in stationery and printing costs and $51,000 in organizational costs.

     Data processing expense, consisting primarily of fees paid to our third-party processor, were $137,000 and $56,000 for the years ended December 31, 1998, and December 31, 1997, respectively. The increase in data processing costs in 1998 over 1997 reflects our increasing size, and particularly our increasing deposit and loan portfolios. In addition, stationery and printing costs were $135,000 and $84,000 for the year ended December 31, 1998, and December 31, 1997, respectively. These costs reflect our spending on promotional mailings and materials as part of our ongoing efforts to penetrate our target markets.

     The Bank anticipates that the continued expense of its branch system during the first half of 1999, combined with increased expenses associated with its expanding lending activities, will continue to increase its non-interest expense in 1999.

Non-Interest Income

     Non-interest income amounted to $243,000 for the year ended December 31, 1998, compared to $62,000 for the year ended December 31, 1997. The increase consisted primarily of increases in service fee income on deposit accounts, which accounts for primarily all of our non-interest income.

Income Tax Expenses

     Because of the accumulated net operating losses incurred in the year ended December 31, 1998, as well as for the year ended December 31, 1997, and the period from December 1, 1995 (inception), through December 31, 1996, we did not record an income tax provision for 1998 or 1997. We had net operating loss carry-forwards of $512,000 and $350,000 at December 31, 1998, and December 31, 1997, respectively. These carry-forwards will expire in 2012 through 2018, and may be available to offset tax liabilities on earnings during future periods. Additionally, in view of our operating loss history and the risks associated with our ability to generate taxable income in the future, management has provided a full valuation allowance on its net deferred tax assets as of December 31, 1998, and December 31, 1997.

Financial Condition

     At December 31, 1998, our total assets were $82.8 million, an increase of $48.0 million, or 137.9% over total 1997 year end assets of $34.8 million. At December 31, 1998, our net loans were $44.7 million, an increase of $29.7 million, or 198.0% from the $15.0 million reported at December 31, 1997. Investment securities decreased to $6.0 million at December 31, 1998, from $8.5 million at December 31, 1997. Federal funds sold increased to $26.0 million at December 31, 1998, from $8.1 million at December 31, 1997, as the Bank sought liquidity to fund expected future loan demand. The Bank had total deposits of $65.0 million at December 31, 1998, an increase of $41.7 million, or 179.0%, from the $23.3 million reported at December 31, 1997.

     At December 31, 1998, our total loans were $45.6 million, an increase of $30.4 million, or 200.0%, over our total loans of $15.2 million at December 31, 1997. Our loan portfolio consists primarily of loans secured by real estate, and, to a lesser extent, commercial, construction, and consumer loans.

     Our loans are primarily to businesses and individuals located in Monmouth, Middlesex, and Ocean Counties, New Jersey. We have not made loans to borrowers outside of the United States. We believe that our strategy of customer service, competitive rate structures, and selective marketing have enabled us to gain market entry to local loans. Bank mergers have also contributed to our efforts to attract borrowers.

     The following table sets forth the classification of our loans by major category at December 31, 1998, and December 31, 1997.

                                                       December 31,              December 31,
                                                         1998                          1997
                                               ------------------------     ------------------------
                                                 Amount         Percent       Amount         Percent
                                                 ------         -------       ------         -------
                                                              (In Thousands, Except for Percentages)
Commercial and Industrial ..............        $ 8,514           18.7%      $ 3,413           22.4%
Real Estate - Non-Residential Properties         19,413           42.5         7,561           49.6
Residential Properties .................          6,941           15.2         1,534           10.1
Construction ...........................          3,582            7.9           809            5.3
Consumer ...............................          6,376           14.0         1,913           12.6
Other ..................................            803            1.7             3           --
                                                -------          -----       -------          -----
    Total Loans ........................        $45,629          100.0%      $15,233          100.0%
                                                =======          =====       =======          =====

     The following table sets forth the aggregate maturities of loans in specified categories and the amount of such loans which have fixed and variable rates at December 31, 1998.

                                                  Within 1 Year        1 to 5 Years    After 5 years        Total
                                                  -------------       -------------   --------------    -------------
                                                                               (In Thousands)
     Commercial and Industrial                       $    5,087         $    3,427  $          -        $    8,514
     Construction Loans                                   1,517              2,065             -             3,582
                                                      ---------          ---------   -------------       ----------
     Total                                           $    6,604         $    5,492  $          -         $  12,096
                                                      =========          ==========  =============        ========
     Fixed Rate Loans                                                                                   $    2,557
     Variable Rate Loans                                                                                     9,539
                                                                                                         ---------
         Total                                                                                           $  12,096
                                                                                                          ========

                                       13

Asset Quality

     As we continue to deploy our capital, our loans will be our principal earning assets. Inherent in the lending function is the risk of the borrower's inability to repay its loan under its existing terms. Risk elements in a loan portfolio include non-accrual loans, past due and restructured loans, potential problem loans, loan concentrations and other real estate owned, acquired through foreclosure or a deed in lieu of foreclosure.

     Non-performing assets include loans that are not accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more and other real estate owned. At December 31, 1998, we had no loans past due 30 days or more. When a loan is classified as non-accrual, interest accruals cease and all past due interest, including interest applicable to prior years, is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments as interest.

     At December 31, 1998, we had no non-performing assets. We maintain a risk rating system for grading all non-consumer credit facilities. The purposes of the system is to detect changes in loan quality for individual credits and for homogenous pools of loans in the portfolio. All such credits are assigned a numerical rating in accordance with criteria established in eight categories ranging from #1-Excellent to #8-Loss. Definitions for categories #5-Special Mention Loans, #6-Substandard, #7-Doubtful, and #8-Loss are consistent with those established by federal regulatory agencies. The initial rating is assigned at inception and reviewed annually when financial statements are received and at other times when deterioration in a relationship is detected. An independent loan review function will test these ratings in its normal course and resolve any rating differences. Any loan, including unrated consumer credits, may be assigned to a watch list of credits, identified by management as credits warranting special attention for a variety of reasons which might bear on ultimate collectibility.

     In addition to our internal rating system, our federal regulators provide for the classification of certain loans and other lower quality assets into substandard, doubtful or loss categories. A loan is classified as substandard when it is inadequately protected by the current value and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

     A loan is classified doubtful when it has all the weaknesses inherent in one classified as substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.

     A loan is classified as loss when it is considered uncollectible and of such little value that the asset's continuance as an asset on the balance sheet is not warranted.

     As of December 31, 1998, no loans were classified as substandard, doubtful, or loss.

Allowance for Loan Losses

     We attempt to maintain an allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by our officers, by outside, independent loan review auditors, our Directors Loan Committee, and the Board of Directors. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and set appropriate reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e., loans judged to be uncollectible and charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate, future additions to the allowance may be necessary based upon changes in market conditions. In addition, various regulatory agencies periodically review our allowance for loan losses. These agencies may require us to take additional provisions based on their judgments about information available to them at the time of their examination.

     Our allowance for possible loan losses totaled $914,000 at December 31, 1998, or 2.04% of net loans outstanding. We had no non-performing loans or loans past due 30 days or more at December 31, 1998.

      The following is a summary of the reconciliation of the allowance for loan losses for the periods indicated.

                                                           Year Ended                           Year Ended
                                                       December 31, 1998                     December 31, 1997
                                                       -----------------                     -----------------
                                                                (In Thousands, Except Percentages)
Balance at Beginning of Period                             $    250                              $      -
Charge-Offs:                                                      -                                       -
Provision Charged to Expense                                    664                                     250
                                                            -------                                 -------
Balance of Allowance at End of Period                      $    914                                $    250
                                                            =======                                 =======
Ratio of Net Charge-Offs to Average
         Loans Outstanding                                      N/A                                     N/A
Balance of Allowance at Period-End as
        a % of Loans at Period End                             2.04%                                  1.64%
                                                            =======                                =======


                                       15

      The following table sets forth, for each of the Bank's major lending areas, the amount and percentage of the Bank's allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated.

                                                December 31, 1998                   December 31, 1997
                                     -----------------------------------    ------------------------------------
                                     Allocation     % of      % of all      Allocation      % of        % of all
                                       Amount     Allowance     Loans         Amount       Allowance      Loans
                                       ------     ---------     -----         ------       ---------      -----
                                                              (In Thousands, Except Percentages)
     Balance applicable to
     Commercial and industrial       $     96        10.5%         18.7%     $     18          7.2%        22.4%
     Real estate non-residential
         properties                       309        33.8          42.5            90         36.0         49.6
     Residential properties                35         3.8          15.2             8          3.2         10.1
     Construction                          72         7.9           7.9            12          4.8          5.3
     Consumer                              55         6.0          14.0            18          7.2         12.6
     Other                                 16         1.8           1.7             1          -           -
                                     --------      ------       -------      --------     --------    --------
     Subtotal                             583        63.8          100%           147         58.4         100%
     Unallocated reserves                 331        36.2           -             103         41.6         -
                                     --------       -----     ---------        ------        -----    --------
         Total                      $     914        100%          100 %      $   250          100%        100%
                                     ========      =====         ======        ======        =====       =====

Investment Securities

     We maintain an investment portfolio to fund increased loans or decreased deposits and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury Securities, obligations of U.S. Government and agencies, government sponsored entities, and a limited amount of corporate debt securities.

     We follow Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS 115, securities are classified as securities held to maturity based on management's intent and our ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses and gains and losses from marking the portfolio to market value are included in trading revenue. Securities not classified as securities held to maturity or trading securities are classified as securities available for sale, and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations, and are reported as a separate component of stockholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital, or other similar requirements.

     Management determines the appropriate classification of securities at the time of purchase. At December 31, 1998, all $6.0 million of our investment securities were classified as held to maturity. We had no securities classified as available for sale or as trading securities.

     At December 31, 1998, total investment securities were $6.0 million, a decrease of $2.5 million, or 29.4% over investment securities of $8.5 million at December 31, 1997. This decrease is attributable entirely to securities being called early in a falling interest rate environment. The proceeds of these securities were used to fund loan originations, rather than being reinvested in investment securities.

     The following table sets forth the carrying value of our securities portfolio as of the dates indicated.

                                                                         December 31, 1998
                                                   ---------------------------------------------------------------
                                                                     Gross             Gross
                                                    Amortized      unrealized        unrealized             Fair
                                                       cost          gains             losses               value
                                                   ----------    ------------        -----------        ----------
                                                                           (In Thousands)
     U.S. Government and agency obligations        $    5,500    $         -         $       (21)       $    5,479
     Corporate debt securities and other                  525              -                 -                 525
                                                   ----------    ------------        -----------        ----------

                                                   $    6,025   $          -         $       (21)       $    6,004
                                                    =========    ============        ===========        ==========

                                                                         December 31, 1997
                                                   ---------------------------------------------------------------
                                                                     Gross             Gross
                                                    Amortized      unrealized        unrealized             Fair
                                                       cost          gains             losses               value
                                                   ----------    ------------        -----------        ----------
                                                                           (In Thousands)

     U.S. Government and agency obligations        $    7,999     $          2     $         -          $    8,001
     Corporate debt securities and other                  525              -                 -                 525
                                                   ----------     ------------      ------------        ----------

                                                   $    8,524     $          2     $         -          $    8,526
                                                    =========      ===========      ============         =========


     At December 31, 1998 and 1997, all of our investment securities were held to maturity.

     The following table sets forth as of December 31, 1998 and 1997, the maturity distribution of the Bank's investment portfolio.

                                                    December 31,
                               -------------------------------------------------
                                          1998                       1997
                               ---------------------      ----------------------
                               Amortized       Fair       Amortized        Fair
                                 cost          value         cost          value
                                 ----          -----         ----          -----
                                                 (In Thousands)
Within one year ........        $   --        $   --        $   --        $   --
One to five years ......         5,500         5,479         7,999         8,001
Six to ten years .......           500           500           500           500
Due after ten years ....            25            25            25            25
                                ------        ------        ------        ------

                                $6,025        $6,004        $8,524        $8,526
                                ======        ======        ======        ======


     Securities with a carrying value of $500,000 at December 31, 1998, were pledged to secure public funds on deposit.

Deposits

     Deposits are our primary source of funds. Our total deposits at December 31, 1998, were $65.0 million, an increase of $41.7 million, or 179.0% over total deposits of $23.3 million at December 31, 1997. Our deposits at December 31, 1998, included $13,530 million in non-interest bearing demand deposits and $4,974 million in time deposits.

     We emphasize relationships with commercial customers and seek to obtain transactional accounts, which are frequently kept in non-interest bearing deposits. During our startup phase, we emphasized the origination of savings deposits, which equaled $32,138 million at December 31, 1998, by offering rates higher than our peer group institutions. Our primary savings product is the stepped rate savings account. The interest rate is based upon the amount on deposit, and the deposit amount can be changed. We may modify the interest rate amount paid without notice, and the depositor may withdraw their funds on demand. We market this product as an alternative to time deposits and believe it has resulted in a higher rate of core deposits and lower cost of funds than our peer group institutions. As of December 31, 1998, we have no foreign deposits, nor are there any material concentrations of deposits, and we have not used brokers to acquire deposits.

     The following table sets forth the average amounts of various types of deposits at the periods indicated.

                                                                       Year ended December 31,
                                                  ----------------------------------------------------------------
                                                              1998                              1997
                                                  ---------------------------       ------------------------------
                                                     Average         Average         Average           Average
                                                     Balance           Cost        Balance (1)         Cost (1)
                                                     -------           ----        -----------         --------
                                                              (In Thousands, Except for Percentages)
     Non-interest-bearing demand                  $    8,114             -  %        $    2,394             -  %
     Interest-bearing demand (NOW)                     7,851           2.17               2,632           2.67
     Savings deposit                                  19,869           4.83               5,534           5.18
     Money Market Deposits                             1,520           3.88                 359           2.23
     Time deposits                                     3,055           5.56                 905           5.48
                                                   ---------                         ----------
         Total                                     $  40,409           3.36%          $  11,824           3.50%
                                                    ========                           ========

(1) Average balances and rates have been calculated for the period from May 15, 1997 (the date the Bank commenced operation), through December 31, 1997.

         We do not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposits of denominations of $100,000 or more as of December 31, 1998.

         Time Deposits ($100,000 and over)                 (In Thousands)
         ---------------------------------                 --------------
         Three months or less                                 $      615
         Over three months through twelve months                     848
                                                              ----------
            Total                                             $    1,463
                                                               =========


Interest Rate Risk Management

     Interest rate risk management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. Our net income is affected by changes in the level of market interest rates. In order to maintain consistent earnings performance, the Bank seeks to manage, to the extent possible, the repricing characteristics of its assets and liabilities. The ratio between assets and liabilities repricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

     One of our major objectives when managing the rate sensitivity of our assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Asset/Liability Committee (ALCO), which is comprised of senior management and Board members. We have instituted consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of non-contractual assets and liabilities. In addition, we annually review the interest rate risk policy, which includes limits on the impact to earnings from shifts in interest rates.

     To manage the interest sensitivity position, an asset/liability model called "gap analysis" is used to monitor the difference in the volume of our interest sensitive assets and liabilities that mature or reprice within given periods. A positive gap (asset sensitive) indicates that more assets reprice during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. We employ computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest sensitive assets and liabilities in order to determine what impact these rate changes will have upon the net interest spread.

     At December 31, 1998, we maintained a one year positive cumulative gap of 32.9% of total assets, or $27.2 million.

                                                              Interest Sensitivity Gap at December 31, 1998
                                        3 months         3 through         1 through           Over
                                        or less          12 months         3  years          3 years             Total
                                        -------          ---------         -  -----          -------             -----
                                                            (In Thousands, Except for Percentage)
Federal Funds Sold ..............        $ 26,025         $     --          $     --          $     --         $ 26,025
Investment securities (1) .......             500               --             5,000               525            6,025
Loans (1) .......................          14,725            1,564             3,756            25,658           45,703
                                         --------         --------          --------          --------         --------
    Total assets ................          41,250            1,564             8,756            26,183         $ 77,753
                                         --------         --------          --------          --------         ========
Interest-bearing demand deposits,
    savings deposits and money
    market deposits .............          11,209               --            35,326                --           46,535
Time ............................           1,878            2,512               506                78            4,974
                                         --------         --------          --------          --------         --------
    Total liabilities ...........          13,087            2,512            35,832                78         $ 51,509
                                         --------         --------          --------          --------         ========
Interest sensitivity gap ........        $ 28,163         $   (948)         $(27,076)         $ 26,105
                                         ========          ========          ========         ========
Cumulative gap ..................        $ 28,163         $ 27,215          $    139          $ 26,244
                                         ========          ========          ========         ========
Cumulative gap to total assets ..            34.0%            32.9%              0.2%            31.7%
                                         ========         ========          ========         ========


     (1) Investment and loans are included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they are due. In addition, loans were included in the periods in which they are scheduled to be repaid based on scheduled amortization. Due to the short length of our operating history, we have little historical data on annual prepayment rates.

Liquidity

     Our liquidity is a measure of our ability to fund loans, withdrawals or maturities of deposits, and other cash outflows in a cost-effective manner. Our principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, maturities of investment securities, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

     Our total deposits equaled $65.0 million at December 31, 1998.

     We have been a net seller of federal funds, as our liquidity has exceeded our need to fund new loan demand. Should the need arise, we would have the capability to purchase federal funds as an alternative source of liquidity. We have established a credit line with Summit Bank to purchase up to $2.5 million in federal funds. As of December 31, 1998, we have never drawn on this line.

     Management believes that our current sources of funds provide adequate liquidity for our current cash flow needs.

Capital

     A significant measure of the strength of a financial institution is its capital base. Our federal regulators have classified and defined capital into the following components: (1) Tier I capital, which includes common stock and qualifying preferred stock, and (2) Tier II capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, the federal regulators require that a financial institution which meets the regulators' highest performance and operation standards maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 3%. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased by 100 to 200 basis points. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

     The following table summarizes our risk-based and leverage ratios at December 31, 1998, as well as the required minimum regulatory capital ratios.

                                                                                                   To be well
                                                                                               capitalized under
                                                                            For capital        prompt corrective
                                                   Actual               adequacy purposes       action provisions
                                           --------------------       -------------------     -------------------
                                             Amount      Ratio         Amount       Ratio       Amount      Ratio
                                                        (In Thousands, Except for Percentages)
As of December 31, 1998
        Total capital (to risk-
           weighted assets)                $  18,021      35.84%     $   4,022      >8.0%     $   5,028    >10.0%
                                                                                    -                      -
        Tier I capital (to risk-
           weighted assets)                   17,389      34.59          2,011      >4.0          3,017   >  6.0
                                                                                    -                     -
        Tier I capital (to average
           assets)                            17,389      24.41          2,137      >3.0          3,562   >  5.0
                                                                                    -                     -

As of December 31, 1997
        Total capital (to risk-
           weighted assets)                $  11,639      55.97%     $   1,664      >8.0%     $   2,080    >10.0%
                                                                                    -                      -
        Tier I capital (to risk-
           weighted assets)                   11,389      54.77            832      >4.0          1,248   >  6.0
                                                                                    -                     -
        Tier I capital (to average
            assets)                           11,389      36.90            926      >3.0          1,543   >  5.0

     In addition to the capital adequacy requirements of the FDIC set forth above, pursuant to the order of the New Jersey Commissioner of the Department of Banking and Insurance granting our charter, we are required to maintain a ratio of equity capital to total assets of at least 10% for our first five (5) years of operations, unless the Commission consents to a lower ratio. As of December 31, 1998 and December 31, 1997, the Bank's ratio of equity capital to total assets was 21.01% and 32.74%, respectively.

Impact of Inflation and Changing Prices

     Our financial statements and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all our assets and liabilities are monetary. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000

     Rapid and accurate data processing is essential to the Bank's operations. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in prior years) are expected to read entries for the year 2000 as the year 1900 or as zero and incorrectly attempt to compute payment, interest, delinquency, and other data. The Bank has been evaluating both information technology (computer systems) and non-information technology systems (e.g., vault timer, electronic door lock, and heating, ventilation, and air conditioning control). The Bank has examined all of is non-information technology systems and has either received certifications of Year 2000 compliance for systems controlled by third party providers or determined that the systems should not be impacted by the Year 2000. The Bank expects to further test the systems it controls and receive third party certifications, when appropriate, that these systems will continue to function. The Bank does not expect any material costs to address its non-information technology systems and has not had any material costs to date. The Bank has determined that the information technology systems it currently uses have substantially more Year 2000 risk than the non-information technology systems the Bank uses. The Bank has evaluated its information technology systems risk in three areas: (1) its own computers, (2) computers of others used by its borrowers, and (3) computers of others who provide the Bank with data processing.

The Bank's Computers

     The Bank has tested all of its internal computer systems and determined that they are all Year 2000 compliant. As a result, the Bank does not expect to have any material costs to address this risk area.

Computers of Others Used by Borrowers

     The Bank has evaluated most of its borrowers and does not believe that the Year 2000 problem should, on an aggregate basis, impact their ability to make payments to the Bank. The Bank believes that most of its individual borrowers are not dependent on their home computers for income and none of the Bank's commercial borrowers are so large that a Year 2000 problem would render them unable to collect revenue or rent and, in turn, continue to make loan payments to the Bank. The Bank does not expect any material costs to address this risk area.

Computers of Others Who Provide the Bank With Data Processing

     This risk is primarily focused on NCR, our service bureau which provides virtually all of our data processing. Although NCR is not Year 2000 compliant, it has advised the Bank that it expects to be compliant before the year 2000. If this problem is not solved by the year 2000, the Bank would likely experience significant delays, mistakes, or failures. These delays, mistakes, or failures could have a significant impact on the Bank's financial condition and results of operations.

Contingency Plan

     The Bank is monitoring NCR to evaluate whether the Bank's data processing system will fail. The Bank is being provided with periodic updates on the status of testing and upgrades being made by NCR. If NCR fails, the Bank will attempt to locate an alternative service bureau that is Year 2000 compliant. If the Bank is unsuccessful in locating an alternative service bureau, the Bank will enter deposit and loan transactions by hand in its general ledger and computer loan payments and deposit balances and interests with its existing computer system. The Bank can do this because of its relatively small number of loan and deposit accounts and would expand its internal bookkeeping system. The Bank's computer systems are independently able to generate labels and mailings for all of the Bank's customers. If this labor intensive approach becomes necessary, management and the Bank's employees will become much less efficient. However, the Bank believes that it would be able to operate in this manner indefinitely, until the Bank's existing service bureau, or their replacement, is able to again provide data processing services. If very few financial institution services bureaus were operating in the Year 2000, the Bank's replacement costs, assuming it could negotiate an agreement, could be material.

Recently Issued Accounting Standards

     The Bank adopted FASB Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This standard established new standards for reporting comprehensive income which includes net income, as well as, certain other items which result in a change to equity during the period. As of December 31, 1998, the Bank did not have any components of comprehensive income to be disclosed.

     In 1998, the Bank adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about the Bank's operating segments. Management has determined the Bank operates in one business segment, namely community banking.

     In June 1998,  the FASB  issued  SFAS No. 133,  Accounting  for  Derivative
Instruments and Hedging Activity. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and resulting designation. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is permitted only as of the beginning of any fiscal quarter. The Bank is currently reviewing the provisions of SFAS No. 133. The adoption of SFAS No 133 is not anticipated to have a material impact on the Bank's consolidated financial position or results of operations.

                         ITEM 7. -- FINANCIAL STATEMENTS

     The financial statements required by this item are filed herewith.


                  ITEM 8. -- CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.


               ITEM 9. -- DIRECTORS AND EXECUTIVE OFFICERS OF THE
                    REGISTRANT; COMPLIANCE WITH SECTION 16(A)

     Information concerning directors and executive officers is included in the definitive Proxy Statement for the Bank's 1999 Annual Meeting under the captions "PROPOSAL 1. -- ELECTION OF DIRECTORS" and information concerning compliance with Section 16(a) of the Exchange Act is included under the caption "COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934," each of which is incorporated herein by reference. It is expected that such Proxy Statement will be filed with the Federal Deposit Insurance Corporation no later than April 30, 1999.

     The following table sets forth certain information about each executive officer of the company who is not also a director.

                                                       Principal occupation
                                                          during past five
     Name, age and position        Officer since              years
     ----------------------        -------------              -----

     Wayne Courtright, 50             1997            Senior Lending Officer
     Senior Vice President and                        of the Bank; formerly
     Senior Lending Officer                           Senior Lending Officer
                                                      of Garden State Bank



                       ITEM 10. -- EXECUTIVE COMPENSATION

Information concerning executive compensation is included in the definitive Proxy Statement for the Bank's 1999 Annual Meeting under the captions " PROPOSAL 1 -- EXECUTIVE COMPENSATION AND ALL OTHER COMPENSATION" and "COMPENSATION OF DIRECTORS", which is incorporated by reference herein. It is expected that such Proxy Statement will be filed with the Federal Deposit Insurance Corporation no later than April 30, 1999.

                    ITEM 11. -- SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Information concerning security ownership of certain beneficial owners and management is included in the definitive Proxy statement for the Bank's 1999 Annual Meeting under the caption "PROPOSAL 1 -- SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", which is incorporated herein by reference. It is expected that such Proxy statement will be filed with the Federal Deposit Insurance Corporation no later than April 30, 1999.


           ITEM 12. -- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions is included in the definitive Proxy Statement for the Bank's 1999 Annual Meeting under the caption "PROPOSAL 1 -- INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS", which is incorporated herein by reference. It is expected that such Proxy Statement will be filed with the Federal Deposit Insurance Corporation no later than April 30, 1999.


               ITEM 13. -- EXHIBITS, LIST AND REPORTS ON FORM 8-K

     (a)  Exhibits

     Exhibit number                      Description of Exhibits
     --------------                      -----------------------

             10           Employment Agreement between Robert D. O'Donnell
             21           Subsidiaries of the Registrant

     (b) Reports on form 8-K

           Date                                     Item
           ----                                     ----

     December 17          5-- announcing consummation of common stock offering
     November 19          5-- announcing commencement of trading on NASDAQ
                                    SmallCap Market.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     COMMUNITY BANK OF NEW JERSEY



                                     By: /s/Robert D. O'Donnell
                                         ----------------------
                                         Robert D. O'Donnell
                                         President and Chief Executive Officer

Dated:

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

     NAME                      TITLE                                     DATE
     ----                      -----                                     ----

/s/Robert D. O'Donnell
----------------------
Robert D. O'Donnell            President and Chief Executive Officer


/s/Ralph Cavall
---------------
Ralph Cavall                   Acting Chief Financial Officer


/s/Howard Schoor
----------------
Howard Schoor                  Chairman of the Board


/s/Eli Kramer
-------------
Eli Kramer                     Vice Chairman of the Board


/s/Charles P. Kaempffer, CPA
Charles P. Kaempffer, CPA      Vice Chairman of the Board


/s/Alan Cohen
Alan Cohen                     President


/s/Morris Kaplan
Morris Kaplan                  Director

     NAME                      TITLE                                     DATE
     ----                      -----                                     ----



/sRobert M. Kaye
----------------
Robert M. Kaye                 Director


/s/William J. Mehr, Esq.
------------------------
William J. Mehr, Esq .         Director



/s/Arnold Silverman
-------------------
Arnold Silverman               Director


/s/Lewis Wetstein, M.D.
-----------------------
Lewis Wetstein, M.D.            Director

                                         THE COMMUNITY BANK OF NEW JERSEY
                                            Consolidated Balance Sheets
                                       (In thousands, except per share data)
                                                   December 31,

                                                                                        --------         --------
    Cash and due from banks ....................................................        $  2,541         $    976
    Federal funds sold .........................................................          26,025            8,100
                                                                                        --------         --------
                  Total cash and cash equivalents ..............................          28,566            9,076
    Investment securities held-to-maturity (fair value of
       $6,004 and $8,526 at December 31, 1998 and
       1997, respectively) .....................................................           6,025            8,524
    Loans receivable ...........................................................          45,629           15,233
    Less allowance for loan losses .............................................            (914)            (250)
                                                                                        --------         --------
           Net loans receivable ................................................          44,715           14,983
    Premises and equipment, net ................................................           3,068            1,916
    Accrued interest receivable ................................................             224              129
    Other assets ...............................................................             153              155
                                                                                        --------         --------
           Total assets ........................................................        $ 82,751         $ 34,783
                                                                                        ========         ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
    Deposits
       Non-interest bearing - demand ...........................................        $ 13,530         $  6,186
       Interest bearing - NOW ..................................................          14,397            4,835
       Savings and money market ................................................          32,138           10,913
       Certificates of deposit, under $100,000 .................................           3,511              577
       Certificates of deposit, $100,000 and over ..............................           1,463              750
                                                                                        --------         --------
           Total deposits ......................................................          65,039           23,261
    Accrued interest payable ...................................................             114               21
    Other liabilities ..........................................................             209
                                                                                        --------         --------
                                                                                                              112
           Total liabilities ...................................................          65,362           23,394
                                                                                        --------         --------
STOCKHOLDERS' EQUITY
    Common stock - authorized,  5,000,000 shares of $5.00 par value;  issued and outstanding, 1,730,917 and 1,290,917 shares at
       December 1998 and 1997, respectively ....................................           8,654            6,454
    Additional paid-in capital .................................................          10,340            5,930
    Accumulated deficit ........................................................          (1,605)            (995)
                                                                                        --------         --------
           Total stockholders' equity ..........................................          17,389           11,389
                                                                                        --------         --------
           Total liabilities and stockholders' equity ..........................        $ 82,751         $ 34,783
                                                                                        ========         ========

The accompanying notes are an integral part of these statements.

                        THE COMMUNITY BANK OF NEW JERSEY
                      Consolidated Statements of Operations
                             Year ended December 31,
                      (In thousands, except per share data)

                                                        1998              1997
                                                       -------          -------
INTEREST INCOME
    Loans, including fees ....................         $ 2,454          $   299
    Federal funds sold .......................             652              452
    Investment securities ....................             323              114
    Due from banks ...........................              --               22
                                                       -------          -------

           Total interest income .............           3,429              887

INTEREST EXPENSE
    Deposits .................................           1,359              259
                                                       -------          -------

           Net interest income ...............           2,070              628

PROVISION FOR LOAN LOSSES ....................             664              250
                                                       -------          -------

           Net interest income after
               provision for loan losses .....           1,406              378
                                                       -------          -------

NON-INTEREST INCOME
    Service fees on deposit accounts .........             113               11
    Other income .............................             130               51
                                                       -------          -------

           Total non-interest income .........             243               62
                                                       -------          -------

NON-INTEREST EXPENSE
    Salaries and employee benefits ...........           1,129              469
    Occupancy expense ........................             305              126
    Other operating expenses .................             825              682
                                                       -------          -------

           Total non-interest expense ........           2,259            1,277
                                                       -------          -------

           Net loss ..........................         $  (610)         $  (837)
                                                       =======          =======

Per share data
    Net loss - basic and diluted .............         $ (0.46)         $ (0.65)
                                                       =======          =======

        The accompanying notes are an integral part of these statements.

                                           THE COMMUNITY BANK OF NEW JERSEY
                               Consolidated Statement of Changes in Stockholders' Equity
                                        Years ended December 31, 1998 and 1997
                                         (In thousands, except per share data)



                                                        Common         Stock        Additional
                                            Common       stock      subscriptions    paid-in    Accumulated
                                            stock      subscribed    receivable      capital      deficit        Total
                                            -----      ----------    ----------      -------      -------        -----
Balance, January 1, 1997 .............     $     --     $  3,284      $ (3,037)     $     --     $   (158)     $     89

     Collection of stock subscriptions
        receivable ...................           --           --         3,037            --           --         3,037
     Issuance of common stock, net
        of offering expenses .........        6,454       (3,284)           --         5,930           --         9,100
     Net loss ........................           --           --            --            --         (837)         (837)
                                           --------     --------      --------      --------     --------      --------

Balance, December 31, 1997 ...........        6,454           --            --         5,930         (995)       11,389

     Issuance of common stock,
        net of offering expenses .....        2,200           --            --         4,410           --         6,610
     Net loss ........................           --           --            --            --         (610)         (610)
                                           --------     --------      --------      --------     --------      --------

Balance, December 31, 1998 ...........     $  8,654     $     --      $     --      $ 10,340     $ (1,605)     $ 17,389
                                           ========     ========      ========      ========     ========      ========

         The accompanying notes are an integral part of this statement.

                               THE COMMUNITY BANK OF NEW JERSEY
                            Consolidated Statements of Cash Flows
                                   Year ended December 31,
                            (In thousands, except per share data)



                                                                         1998         1997
                                                                      --------      --------
OPERATING ACTIVITIES
    Net loss ....................................................     $   (610)     $   (837)
    Adjustments to reconcile net loss to net cash provided by
           (used in) operating activities
       Depreciation and amortization ............................          206           138
       Provision for loan losses ................................          664           250
       Increase in accrued interest receivable ..................          (95)         (129)
       (Increase) decrease in other assets ......................            2          (139)
       Increase in accrued interest payable .....................           93            20
       (Decrease) increase in other liabilities .................           97           (31)
                                                                      --------      --------
              Net cash (used in) provided by operating activities          357          (728)
                                                                      --------      --------
INVESTING ACTIVITIES
    Purchases of investment securities held
       to maturity ..............................................      (10,000)      (10,524)
    Net increase in loans receivable ............................      (30,396)      (15,233)
    Proceeds from maturities and calls of
       investment securities ....................................       12,499         2,000
    Purchases of premises and equipment .........................       (1,358)       (1,541)
                                                                      --------      --------
              Net cash used in investing activities .............      (29,255)      (25,298)
                                                                      --------      --------
FINANCING ACTIVITIES
    Net proceeds from common stock issued .......................        6,610         9,100
    Collection of stock subscriptions receivable ................           --         3,037
    Net increase in demand deposits and
       savings accounts .........................................       38,131        21,935
    Net increase in certificates of deposits ....................        3,647         1,327
    Repayment of loan payable ...................................           --          (325)
                                                                      --------      --------
Net cash provided by financing activities .......................       48,388        35,074
                                                                      --------      --------
              Net increase in cash and cash equivalents .........       19,490         9,048
Cash and cash equivalents, beginning of period ..................        9,076            28
                                                                      --------      --------
Cash and cash equivalents, end of period ........................     $ 28,566      $  9,076
                                                                      ========      ========

Supplemental disclosures of cash flow information
    Cash paid for interest ......................................     $  1,266      $    238
                                                                      ========      ========
    Cash paid for income taxes ..................................     $      1      $     --
                                                                      ========      ========

        The accompanying notes are an integral part of these statements.

                        THE COMMUNITY BANK OF NEW JERSEY

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997




NOTE A - ORGANIZATION

    The Community Bank of New Jersey (the Bank) is a New Jersey state-chartered banking institution. The Bank filed an application for a commercial bank charter with the New Jersey State Commissioner of Banking and Insurance (the Charter Application) on June 14, 1996, to charter the Bank as a New Jersey commercial bank. The Charter Application was conditionally approved on December 6, 1996. On July 11, 1996, the organizers filed an application for federal insurance with the Federal Deposit Insurance Corporation (FDIC). The application was approved by the FDIC on March 21, 1997. The Bank commenced operations on May 15, 1997.

    The Bank provides banking services to small and medium-sized businesses, professionals, and individual consumers in the area of central New Jersey. Additionally, the Bank competes with other banking and financial institutions in its market communities, including financial institutions with resources substantially greater than its own. Commercial banks, credit unions, and money market funds actively compete for savings and time deposits and for similar types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it provides.

    The Bank is subject to regulations of certain state and federal agencies and, accordingly, they are periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is susceptible to being affected by state and federal legislation and regulations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    1.  Basis of Financial Statement Presentation

    The accounting and reporting policies of the Bank conform with generally accepted accounting principles and predominant practices within the banking industry. The financial statements include the accounts of the Bank and its wholly owned subsidiary, Juniper Plaza/Route 9, Inc. All intercompany balances and transactions have been eliminated in the financial statements.

    In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Therefore, actual results could differ from those estimates.

    The estimate and the evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    The Bank adopted FASB Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This standard established new standards for reporting comprehensive income which includes net income, as well as, certain other items which result in a change to equity during the period. As of December 31, 1998, the Bank did not have any components of comprehensive income to be disclosed.

    In 1998, the Bank adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about the Bank's operating segments. Management has determined the Bank operates in one business segment, namely community banking.

    2.  Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold with maturities of three months or less.

    3.  Investment Securities

    The Bank accounts for its investment securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This standard requires, among other things, that debt and equity securities classified as available-for-sale be reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component, net of income taxes. The net effect of unrealized gains or losses, caused by marking an available-for-sale portfolio to market, could cause fluctuations in the level of undivided profits and equity-related financial ratios as market interest rates cause the fair value of fixed-rate securities to fluctuate. The Bank does not have any securities classified as available-for-sale at December 31, 1998 or 1997.

    Investment and mortgage-backed securities, which the Bank has the ability and intent to hold to maturity, are held for investment purposes and carried at cost, adjusted for amortization of premium and accretion of discount over the terms of the maturity in a manner which approximates the interest method. At the time of purchase, the Bank makes a determination as to whether or not it will hold the investment securities to maturity based upon an evaluation of the probability of the occurrence of future events. Gains or losses on the sales of securities available for sale are recognized upon realization utilizing the specific identification method.

    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and resulting designation. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is permitted only as of the beginning of any fiscal quarter. The adoption of SFAS No 133 is not anticipated to have a material impact on the Bank's consolidated financial position or results of operations.

                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    4.  Loans Receivable and Allowance for Loan Losses

    Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest on loans is accrued and credited to operations based upon the principal amounts outstanding. The allowance for loan losses is maintained at an amount management deems adequate to cover estimated losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, industry loan concentrations, the borrowers' ability to repay and repayment performance, and estimated collateral values. In the opinion of management, the present allowance is adequate to absorb reasonable, foreseeable loan losses. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions or any of the other factors used in management's determination. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

    Interest on loans is accrued and credited to operations based upon the principal amounts outstanding. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received. The Bank had no non-accrual loans as of December 31, 1998 or 1997.

    The Bank accounts for its impaired loans in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. The Bank had no loans that would be defined as impaired at December 31, 1998 or 1997.

     5.  Accounting  for  Transfers  and  Servicing  of  Financial   Assets  and
         Extinguishments of Liabilities

    The Bank accounts for its transfers and servicing financial assets in accordance with SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as amended by SFAS No. 127, Deferral of the Effective Date of Certain Provisions of SFAS No. 125. This standard provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishments of liabilities.


                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    6.  Bank Premises and Equipment

    Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to operations on a straight-line basis over the estimated useful lives of the assets.

    7.  Other Assets

    All organizational costs, included in other assets, have been expensed as of December 31, 1997. Amortization expense related to organizational costs was $51,000 for the year ended December 31, 1997. Pre-opening costs were expensed when incurred.

    8.  Income Taxes

    Under the liability method specified by SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates, which will be in effect when these differences reverse. The primary temporary differences are organizational and start-up costs and net operating loss carryforwards.

    9.  Earnings Per Share

    On January 1, 1997, the Bank adopted the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 eliminates primary and fully diluted earnings per share (EPS) and requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. EPS is computed based on the weighted average number of shares of common stock outstanding.

    10.  Advertising Costs

    The Bank expenses advertising costs as incurred.

    11.  Reclassification

    Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 presentation.

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997




NOTE C - INVESTMENT SECURITIES

    The amortized cost, gross unrealized gains and losses, and fair value of the Bank's investment securities held-to-maturity are as follows (in thousands):

                                                                         December 31, 1998
                                                      ------------------------------------------------------------
                                                                       Gross          Gross
                                                      Amortized       unrealized   unrealized             Fair
                                                        cost           gains          losses              value
                                                     -----------   -------------  --------------       -----------
         U.S. Government and agency securities       $     5,500  $          -     $         (21)      $     5,479
         Corporate debt securities and other                 525             -               -                 525
                                                     -----------   -------------   --------------      -----------
                                                     $     6,025  $          -     $         (21)      $     6,004
                                                     ===========  ==============   =============       ===========

                                                                         December 31, 1997
                                                      ------------------------------------------------------------
                                                                       Gross          Gross
                                                      Amortized       unrealized   unrealized             Fair
                                                        cost           gains          losses              value
                                                     -----------   -------------  --------------       -----------
        U.S. Government and agency securities        $    7,999   $           2  $          -          $    8,001
         Corporate debt securities and other                525             -               -                 525
                                                     -----------   -------------   --------------      -----------
                                                     $    8,524   $           2  $          -          $    8,526
                                                     ===========  ==============   =============       ===========

    The amortized cost and fair value of the Bank's investment securities held-to-maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands).

                                                         Amortized          Fair
                                                            cost           value
                                                            ----           -----
Due in one year or less ..........................         $   --         $   --
Due after one year through five years ............          5,500          5,479
Due after five years through ten years ...........            500            500
Due after ten years ..............................             25             25
                                                           ------         ------
                                                           $6,025         $6,004
                                                           ======         ======

    A portion of the Bank's U.S. Government and agency securities, totalling approximately $500,000 at December 31, 1998 and 1997, was pledged as collateral to secure deposits as required or permitted by law.

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE D - LOANS RECEIVABLE

    Major loan classifications at December 31 are as follows (in thousands):

                                                         1998            1997
                                                       --------        --------
Consumer loans .................................       $  6,376        $  1,913
Residential mortgages ..........................          6,956           1,535
Commercial and industrial loans ................          8,532           3,414
Construction loans .............................          3,582             809
Commercial mortgages ...........................         19,454           7,574
Other ..........................................            803               3
                                                       --------        --------
                                                         45,703          15,248
Less
  Unearned discounts and deferred loan fees ....            (74)            (15)
  Allowance for loan losses ....................           (914)           (250)
                                                       --------        --------
                                                       $ 44,715        $ 14,983
                                                       ========        ========

    The Bank had no non-accrual loans as of December 31, 1998 or 1997. The Bank had no loans that would be defined as impaired at December 31, 1998 or 1997.

    The Bank defines non-performing assets to include loans past due 90 days or more, impaired loans and other real estate owned. The Bank had no non-performing assets at December 31, 1998 or 1997. There were no loans to directors, officers, or employees at or during the periods ended December 31, 1998 or 1997.

    Changes in the allowance for loan losses is as follows (in thousands):

                                               1998              1997
                                           ----------      -----------
      Balance, beginning of year           $      250      $        -
      Provision charged to expenses               664              250
                                           ----------      -----------
      Balance, end of period               $      914      $       250
                                           ==========      ===========

                                       37

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE E - PREMISES AND EQUIPMENT

    Premises and equipment at December 31 are as follows (in thousands):

                                                                   Estimated
                                                                  useful lives           1998              1997
                                                               ------------------    ------------      ------------
      Land                                                        Indefinite         $      176       $      176
      Buildings and leasehold improvements                         10 - 39 years          1,846            1,278
      Furniture, fixtures and equipment                                  5 years            460              263
      Computer equipment and software                                3 - 5 years            452              286
      Construction in progress                                         -                    427              -
                                                                                      ---------       ----------
                                                                                          3,361            2,003
      Less accumulated depreciation and
          amortization                                                                     (293)             (87)
                                                                                     ----------        ---------
                                                                                     $    3,068        $   1,916
                                                                                     ==========        =========

     Depreciation and amortization charged to operations amounted $206,000 and $87,000 for year ended December 31, 1998 and 1997, respectively.

NOTE F - DEPOSIT

    At December 31, 1998, the scheduled maturities of certificates of deposit are summarized as follows (in thousands):

      1999                                                           $    4,390
      2000                                                                  404
      2001                                                                  102
      2002                                                                   78
                                                                     ----------
                                                                     $    4,974

Interest expense on deposits is as follows (in thousands):

                                              1998              1997
                                          ----------      -----------

    Savings                               $       960     $      179
    NOW and money market                         229               49
    Time deposits                                170               31
                                          ----------      -----------
                                          $    1,359      $       259
                                          ==========      ===========

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE G - LOAN PAYABLE

    In 1996, the Bank assumed an interest only loan with a bank for an aggregate amount of $325,000. Interest was charged at a rate of 8.25%. The proceeds from the loan were used to purchase the unimproved site of the Bank's headquarters and main office. The Bank capitalized all interest relating to this loan into construction in progress through December 31, 1997. This loan was repaid on March 25, 1997.

NOTE H - EQUITY TRANSACTIONS

    On December 14, 1998, the Bank completed it secondary common stock offering of 440,000 shares at $16.50 per share for $7,260,000. Gross proceeds of the offering were reduced by offering costs of $650,000.

    As of January 1, 1997, the Bank had subscriptions to purchase 328,400 shares of common stock at $10.00 per share. On April 23, 1997, the Bank completed its initial common stock offering of 1,290,917 shares at $10.00 per share for $12,909,000. Gross proceeds of the offering were reduced by offering costs of $525,000.

NOTE I - INCOME TAXES

     The Bank did not record an income tax provision for the years ended December 31, 1998 and 1997, because of its net operating loss.

    Net deferred tax assets consist of the following (in thousands):

                                                           1998            1997
                                                          -----           -----
Allowance for loan loss ........................          $ 329           $  97
Organizational and start-up costs ..............            115             148
Net operating loss carryforwards ...............            200             137
Other ..........................................            (19)              5
                                                          -----           -----
                                                            625             387
Less valuation allowance .......................           (625)           (387)
                                                          -----           -----
   Net deferred tax asset ......................          $  --           $  --
                                                          =====           =====

    In view of the Bank's operating loss history and the risks associated with its ability to generate taxable income in the future, management has provided for the valuation allowance reflected in the schedule above. The Bank had net operating loss carryovers of approximately $512,000 at December 31, 1998. These carryforwards will expire through 2018.

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE J - OTHER EXPENSES

    Other expenses consist of the following (in thousands):

                                                          1998              1997
                                                           ----             ----
Office expense ...............................             $222             $ 44
Stationery and printing ......................              135               84
Data processing ..............................              137               56
Professional fees ............................              103               45
Marketing and advertising ....................              103               57
Insurance expense ............................               59               40
Organizational costs .........................               --               51
Pre-opening expense ..........................               --              246
Other ........................................               66               59
                                                           ----             ----
                                                           $825             $682
                                                           ====             ====

NOTE K - EARNINGS PER SHARE

    The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations (in thousands, except per share data):

                                                            Year ended December 31, 1998
                                                      --------------------------------------
                                                                     Weighted
                                                                     average       Per share
                                                        Loss          shares         amount
                                                      ---------      ---------     --------
Basic EPS
   Net loss available to common stockholders ....     $    (610)     1,312,616     $  (0.46)
Effect of dilutive securities
   Options ......................................            --         24,558        --
                                                      ---------      ---------     --------
Diluted EPS
   Net loss available to common stockholders plus
        Assumed conversion ......................     $    (610)     1,337,174     $  (0.46)
                                                      =========      =========     ========

                                                            Year ended December 31, 1997
                                                      --------------------------------------
                                                                     Weighted
                                                                     average       Per share
                                                        Loss          shares         amount
                                                      ---------      ---------     --------
Basic and diluted EPS
   Net loss available to common stockholders          $    (837)     1,290,917     $  (0.65)
                                                      =========      =========     ========

                                       40

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE L - STOCK OPTIONS

    In July 1997, the Board of Directors of the Bank adopted three stock option plans for the members of the board, executive officers, and certain employees of the Bank. In April 1998, the Bank's shareholders approved all three stock option plans.

    Under  the  Community  Bank  of  New  Jersey  1997  Stock  Option  Plan  for
    Non-Employee Directors (the 1997 Stock Option Plan for Non-Employee Directors), options to purchase 45,000 common stock shares may be issued. Each of the nine non-employee directors were automatically granted 5,000 common stock options exercisable at $11.50 per share (110% of market value on date of grant) in July 1997. Upon the adoption of the plan, the options vest one-third each year. The option may be exercised up to 10 years after the grant.

    Under the Community Bank of New Jersey 1997 Stock Option Plan (the 1997 Stock Option Plan), options to purchase 59,000 common stock shares may be issued. Options to purchase 44,000 common stock shares were granted to nine non-employee directors at $11.50 per share (110% of market value on date of grant) in July 1997, in varying amounts to each non-employee director in July 1997. Additionally, 15,000 options were granted to the President at $14.76 per share in May 1998. The options vest one-third each year. The options may be exercised up to 10 years after the grant.

    Under the Community Bank of New Jersey 1997 Employee Stock Option Plan (the 1997 Employee Stock Option Plan), options to purchase 50,000 common stock shares may be issued. The plan is designed to reserve options for employees of the Bank. The discretion of the board is very broad in determining to whom, how many, and at what price options may be issued. These options are priced at time of grant. They may be priced as low as 85% of market value. Options to purchase 50,000 shares were granted in May 1998, which include 25,000 options granted to the President. At December 31, 1998, 43,000 options are outstanding and during the year ended December 31, 1998, 7,000 options were cancelled.

    The Board of Directors approved in May 1998, the 1998 Stock Options Plan (the 1998 Stock Option Plan) pursuant to which options to purchase up to 50,000 shares of common stock may be issued to members of management. The Board adopted this stock option plan in connection with the retention of the President and Chief Executive Officer of the Bank. Under the terms of the President's employment, he is entitled to receive options to purchase 75,000 shares of common stock, more than was authorized under the Bank's existing stock option plans. Under the Plan, employees may be awarded either incentive stock options, which must have an exercise price of no less than 100% of the fair market value of the common stock on the date of grant, or non-qualified options, which may have an exercise price to be determined by the Board of directors at grant, but not less than 85% of the fair market value of the common stock on the date of grant. Since this stock option plan is subject to the approval of the Bank's shareholders at its annual meeting to be held April 22, 1999, the options granted in 1998 were not valued in accordance with SFAS No. 123.

                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE L - STOCK OPTIONS - Continued

    The Board of Directors has approved and recommended for shareholder approval the 1999 Employee Stock Purchase Plan (the 1999 Employee Stock Purchase
    Plan). Under this plan, employees of the Bank will be permitted to purchase shares of the common stock at a price equal to 90% of the fair market value of the common stock. No employee may contribute more than $10,000 through the plan, and 100,000 shares of the common stock will be reserved for issuance under the Plan. This stock purchase plan is subject to the approval of the Bank's shareholders at its annual meeting to be held April 22, 1999.

    In 1997, the Bank adopted SFAS No. 123, Accounting for Stock-Based Compensation, which allows an entity to use a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the statement permits entities to elect accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Entities that elect to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and EPS, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Bank's stock option plans are accounted for under APB Opinion No. 25.

    Had compensation cost of the above stock option plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Bank's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data).

                                                                    December 31,
                                                                        1998
                                                                    ------------
      Net loss
         As reported                                                $    (610)
         Pro forma                                                  $    (610)

      Net loss per share - basic and diluted
         As reported                                                $   (0.46)
         Pro forma                                                  $   (0.46)


    The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998, dividend yield of -0-%; expected volatility of 25%; risk-free interest rate of 5.5% percent; and expected lives of 3 to 5 years.


                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE L - STOCK OPTIONS - Continued

    A summary of the status of the Bank's stock option plans as of December 31, 1998, and the change during the year ended is represented below.

                                                      December 31, 1998
                                                  --------------------------
                                                                   Weighted
                                                                    Average
                                                                   Exercise
                                                   Shares           Price
                                                   ------           -----

      Outstanding, beginning of year                   -          $       -
      Granted                                      169,000            13.23
      Cancelled/forfeited                          (22,000)           11.91
                                                  --------
      Outstanding, end of year                     147,000            12.93
                                                  ========
      Options exercisable at year-end                  -
                                                  ========
      Weighted average fair value of
         Options granted during the year                          $    2.12
                                                                  =========

    The following table summarizes information about nonqualified options outstanding at December 31, 1998:

                                                  Options outstanding                    Options exercisable
                                    -------------------------------------------      --------------------------
                                                         Weighted
                                         Number          average      Weighted          Number         Weighted
                                    outstanding at     remaining       average       outstanding at     average
           Range of                   December 31,     contractual    exercise        December 31,     exercise
      exercise prices                     1998            life         price              1998           price
      ---------------                     ----            ----         -----              ----           -----
     $ 11.50 - $16.00                    147,000       9.3 years       $  12.93            -         $       -
                                         =======                        =======

NOTE M - COMMITMENTS

    Lease Commitments

    The Bank leases several banking facilities under noncancellable operating lease agreements expiring through 2018. At the end of the lease terms, the leases are renewable at the then fair rental value for periods of 5 to 15 years. Rent expense was $24,000 and $8,000 for the year ended December 31, 1998 and 1997, respectively.



                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE M - COMMITMENTS - Continued

    The minimum rental commitments under operating leases at December 31, 1998, are as follows (in thousands):

       1999                                                      $     48
       2000                                                            48
       2001                                                            48
       2002                                                            52
       2003                                                            30
       Thereafter                                                     360
                                                                 --------
                                                                 $    586

NOTE N - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF
         CREDIT RISK

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    The  Bank  had  the  following   approximate   off-balance-sheet   financial
    instruments whose contract amounts represent credit risk (in thousands):

                                                           1998             1997
                                                        --------        ---------
      Commitments to extend credit                     $  11,651       $    9,104
      Letters of credit - standby and performance          1,102              215
                                                        --------        ---------

                                                       $  12,753       $    9,319
                                                        ========        =========

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case-basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include guarantees, personal or commercial real estate, accounts receivable, inventory, and equipment.


                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE N - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF
         CREDIT RISK - Continued

    Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support contracts entered into by customers. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

    Substantially all of the Bank's loans are secured by real estate in New Jersey. Loans purchased from other financial institutions or participation in loans originated by other financial institutions constitute approximately 12% and 27% of the Bank's loans outstanding as of December 31, 1998 and 1997, respectively. Accordingly, the Bank's primary concentration of credit risk is related to the real estate market in New Jersey, and the ultimate collectibility of this portion of the Bank's loan portfolio is susceptible to changes in economic conditions in that area.

NOTE O - FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Bank's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, the Bank had to use significant estimations and present value calculations to prepare this disclosure.

    Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

    Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 1998 and 1997, are outlined below.

    For cash and cash equivalents, including cash and due from banks and federal funds sold the recorded book values of $28,566,000 and $9,076,000 as of December 31, 1998 and 1997, respectively, approximate fair values. The estimated fair values of investment securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

    The net loan portfolio at December 31, 1998 and 1997, has been valued using a present value discounted cash flow where market prices were not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value of accrued interest approximates fair value.



                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE O - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

    The estimated fair values of demand deposits (i.e., interest- and noninterest-bearing checking accounts, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities. Based upon the current time deposit maturities, the carrying value approximates its fair value. The carrying amount of accrued interest payable approximates its fair value.

                                                 1998                         1997
                                        ------------------------      -----------------------
                                        Carrying      Estimated       Carrying     Estimated
                                        amount        fair value      amount       fair value
                                        ------        ----------      ------       ----------
                                                         (in thousands)

       Investment securities            $  6,025        $  6,004       $  8,524      $  8,526
       Loans receivable                   45,629          45,123         15,233        14,780
       Certificates of deposits            4,974           4,974          1,327         1,327

    There was no material difference between the notional amount and the estimated fair value of off-balance-sheet items, which totalled approximately $ 12,753,000 and $9,319,000 at December 31, 1998 and 1997,
    respectively, and primarily comprise unfunded loan commitments, which are generally priced at market at the time of funding.

NOTE P - REGULATORY MATTERS

    The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 1998, management believes that the Bank meets all capital adequacy requirements to which it is subject.

    As of July 23, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                   (Continued)

                        THE COMMUNITY BANK OF NEW JERSEY

                           December 31, 1998 and 1997


NOTE P - REGULATORY MATTERS - Continued

    The Bank's actual capital amounts and ratios are also presented in the following table (in thousands, except percentages).

                                                                                                To be well
                                                                                             capitalized under
                                                                      For capital            prompt corrective
                                                 Actual             adequacy purposes        action provisions
                                           -------------------     -------------------     --------------------
                                            Amount      Ratio       Amount      Ratio        Amount       Ratio
                                            ------      -----       ------      -----        ------       -----
      As of December 31, 1998
         Total capital (to risk-
             weighted assets)              $  18,021     35.84%    $    4,022   =>8.00%    $    5,028   =>10.00%
         Tier I capital (to risk-
             weighted assets)                 17,389     34.59          2,011    >4.00          3,017    > 6.00
                                                                                 -                       -
         Tier I capital (to average
             assets)                          17,389     24.41          2,137    >3.00          3,562    > 5.00
                                                                                 -                       -

      As of December 31, 1997
         Total capital (to risk-
             weighted assets)              $  11,639     55.97%   $    1,664    =>8.00%    $    2,080   =>10.00%
         Tier I capital (to risk-
             weighted assets)                 11,389     54.77           832    =>4.00          1,248  =>  6.00
         Tier I capital (to average
              assets)                         11,389     36.90           926    =>3.00          1,543  =>  5.00

    In addition, pursuant to the order of the New Jersey Department of Banking and Insurance approving the Bank's charter, for its first five years of operation the Bank is required to maintain a ratio of equity capital to total assets of at least 10%. As of December 31, 1998 and 1997, the Bank's ratio of equity capital to total assets was 21.01% and 32.74%, respectively.

NOTE Q - SUBSEQUENT EVENTS

    Secondary Public Offering

    On January 11, 1999, the Bank completed the sale of the overallotment of shares associated with its secondary public offering. An additional 66,000 shares were sold at $16.50 per share for $1,089,000. Gross proceeds of the overallotment were reduced by offering costs of $76,000.

               Report of Independent Certified Public Accountants
               --------------------------------------------------



Board of Directors and Stockholders
The Community Bank of New Jersey

         We have audited the consolidated balance sheets of The Community Bank of New Jersey as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Community Bank of New Jersey as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.




/s/Grant Thornton LLP
---------------------
Grant Thornton LLP

Philadelphia, Pennsylvania
January 15, 1999

EXHIBIT 13(B)

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   FORM 10-QSB

(Mark One)

[ X ] Quarterly report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

             For the quarterly period ended              March 31, 1999
                                                         --------------

[   ]        Transition report under Section 13 or 15 (d) of the Exchange Act

             For the transition period from                 to


                       FDIC File Number __________________


                          COMMUNITY BANK OF NEW JERSEY
             (Exact name of registrant as specified in its charter)

              New Jersey                                         22-3495579
--------------------------------------------------------------------------------
(State or other jurisdiction of incorporation                (I.R.S. Employer
 or organization)                                            Identification No.)

                3535 Highway 9 North, Freehold, New Jersey 07728
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (732) 863-9000
--------------------------------------------------------------------------------
                (Issuer's telephone number, including area code)

                                 Not Applicable
--------------------------------------------------------------------------------
(Former name, former address and former fiscal year, if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                                Yes [ X ] No [ ]


Common Stock, $5.00 par value - 1,796,917 shares outstanding as of May 5, 1999

                                      INDEX

                          COMMUNITY BANK OF NEW JERSEY


PART I.  FINANCIAL INFORMATION                                          PAGE NO.

Item 1.  inancial Statements

         onsolidated Condensed Balance Sheets at March 31, 1999
         Unaudited) and December 31, 1998                                   3

         onsolidated Condensed Statements of Income for the three
         onths ended March 31, 1999 and 1998 (Unaudited)                    4

         onsolidated Condensed Statement of Changes in Stockholders'        5
         quity at March 31, 1999 (Unaudited)

         onsolidated Condensed Statements of Cash Flows for the three
         onths ended March 31, 1999 and 1998 (Unaudited)                    6

         otes to Consolidated Condensed Financial Statements (Unaudited)  7 - 10


Item 2.  anagement's Discussion and Analysis of Financial Condition
         nd Results of Operations                                        11 - 22


PART II. OTHER INFORMATION

Item 1.  Legal Proceedings                                                  23

Item 2.  Changes in Securities and Use of Proceeds                          23

Item 3.  Defaults Upon Senior Securities                                    23

Item 4.  Submission of Matters to a Vote of Security Holders             23 - 24

Item 5.  Other Information                                                  24

Item 6.  Exhibits and Reports on Form 8-K
                  a.  Exhibits - None                                       24
                  b.  Reports on Form 8-K                                   24


SIGNATURES                                                                  25

                               COMMUNITY BANK OF NEW JERSEY
                           CONSOLIDATED CONDENSED BALANCE SHEETS

                                                               March 31,
                                                                 1999        December 31,
                                                             (Unaudited)         1998
ASSETS                                                          (Dollars in thousands)
Cash and cash equivalents:
      Cash and due from banks ............................     $  5,844      $  2,541
      Federal funds sold .................................       12,805        26,025
                                                               --------      --------
                Total cash and cash equivalents ..........       18,649        28,566
                                                               --------      --------

Investment securities held-to-maturity (fair value $14,491
      at March 31, 1999 and $6,004 at December 31, 1998) .       14,525         6,025
Loans receivable .........................................       54,705        45,629
Allowance for loan loss ..................................       (1,025)         (914)
                                                               --------      --------
                Net loans receivable .....................       53,680        44,715
                                                               --------      --------

Premises and equipment, net ..............................        3,932         3,068
Accrued interest receivable ..............................          440           224
Other assets .............................................          225           153
                                                               --------      --------
                Total Assets .............................     $ 91,451      $ 82,751
                                                               ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
      Non-interest bearing demand ........................     $  6,113      $ 13,530
      Interest bearing - NOW .............................       15,523        14,397
      Savings and money market ...........................       35,099        32,138
      Certificates of deposit, under $100,000 ............        4,577         3,511
      Certificates of deposit, $100,000 and over .........        1,241         1,463
                                                               --------      --------
                Total deposits ...........................       72,553        65,039
                                                               --------      --------

Accrued interest payable .................................          115           114
Other liabilities ........................................          315           209
                                                               --------      --------
                Total liabilities ........................       72,983        65,362
                                                               --------      --------

Stockholders' equity
      Common stock - authorized 5,000,000 shares of
            $5.00 par value;  issued and outstanding
            1,796,917 at March 31, 1999 and 1,730,917
            at December 31, 1998 .........................        8,985         8,654
      Additional paid-in capital .........................       11,023        10,340
      Accumulated deficit ................................       (1,540)       (1,605)
                                                               --------      --------
                Total stockholders' equity ...............       18,468        17,389
                                                               --------      --------
                Total Liabilities and Stockholder's Equity     $ 91,451      $ 82,751
                                                               ========      ========

     See accompanying notes to consolidated condensed financial statements.

                                COMMUNITY BANK OF NEW JERSEY
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (Unaudited)
                                                                      Three Months Ended
                                                                           March 31,
                                                                    ---------------------
                                                                      1999           1998
                                                     (Dollars in thousands, except per share data)
INTEREST INCOME
      Loans .................................................       $   973       $   384
      Fees on loans .........................................            78            16
      Federal funds sold ....................................           138            95
      Investment securities - taxable .......................           193           116
                                                                    -------       -------
                  Total interest income .....................         1,382           611
                                                                    -------       -------

INTEREST EXPENSE
      Interest bearing - NOW ................................            51            32
      Savings and money market ..............................           331           160
      Certificates of deposit ...............................            73            21
                                                                    -------       -------
                  Total interest expense ....................           455           213
                                                                    -------       -------
                  Net interest income .......................           927           398
Provision for loan losses ...................................           111           135
                                                                    -------       -------
                  Net interest income after provision
                        for loan losses .....................           816           263
                                                                    -------       -------
Non-interest income:
      Service fees on deposit accounts ......................            47            16
      Other fees and commissions ............................            11             4
                                                                    -------       -------
                  Total non-interest income .................            58            20
                                                                    -------       -------
Non-interest expense:
      Salaries and wages ....................................           311           202
      Employee benefits .....................................            58            43
      Occupancy expense .....................................            47            26
      Depreciation - occupancy, furniture & equipment .......            76            40
      Other .................................................           317           178
                                                                    -------       -------
                  Total non-interest expense ................           809           489
                                                                    -------       -------
                  Net Income (loss) .........................       $    65       $  (206)
                                                                    =======       =======
Per Common Share:
      Net income (loss) - basic .............................       $  0.04       $ (0.16)
      Net income (loss) - diluted ...........................       $  0.04       $ (0.16)
Weighted average shares outstanding (in thousands):
      Basic .................................................         1,790         1,291
      Diluted ...............................................         1,819         1,291

     See accompanying notes to consolidated condensed financial statements.

                                    COMMUNITY BANK OF NEW JERSEY
                 CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         Additional                       Total
                                            Common        Paid-in      Accumulated     Stockholders'
                                             Stock        Capital         Deficit         Equity
                                           -------        -------        -------         -------
                                                          (Dollars in thousands)
Balance December 31, 1998 .........        $ 8,654        $10,340        $(1,605)        $17,389


Issuance of common stock, net of
        offering expenses .........            331            683             --           1,014


Net Income ........................             --             --             65              65
                                           -------        -------        -------         -------

Balance, March 31, 1999 (Unaudited)        $ 8,985        $11,023        $(1,540)        $18,468
                                           =======        =======        =======         =======

     See accompanying notes to consolidated condensed financial statements.

                                  COMMUNITY BANK OF NEW JERSEY
                   CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)



                                                                    Three Months Ended March 31,
                                                                    ---------------------------
                                                                          1999          1998
                                                                        --------      --------
                                                                       (Dollars in thousands)
Cash flows from operating activities:
        Net income (loss) .........................................     $     65      $   (206)
        Adjustments to reconcile net income (loss) to net
             cash provided by (used in) operating activities:
                  Depreciation and amortization ...................           76            40
                  Provision for loan losses .......................          111           135
                  Increase in accrued interest receivable .........         (216)          (44)
                  (Increase) decrease in other assets .............          (72)          184
                  Increase in accrued interest payable ............            1             3
                  Increase in other liabilities ...................          106            76
                                                                        --------      --------
                        Net cash provided by operating activities .           71           188
                                                                        --------      --------
Cash flows from investing activities:
        Purchases of investment securities held-to-maturity .......       (9,000)           --
        Proceeds from maturities and calls of investment securities          500         4,498
        Net increase in loans made to customers ...................       (9,076)       (7,632)
        Purchases of premises and equipment .......................         (940)         (211)
                                                                        --------      --------
                        Net cash used in investing activities .....      (18,516)       (3,345)
                                                                        --------      --------
Cash flows from financing activities:
        Net increase in demand deposits and savings accounts ......        6,670         8,563
        Net increase in certificates of deposit ...................          844           888
        Net proceeds from common stock issued .....................        1,014            --
                                                                        --------      --------
                        Net cash provided by financing activities .        8,528         9,451
                                                                        --------      --------
Net (decrease) increase in cash and cash equivalents ..............       (9,917)        6,294
Cash and cash equivalents as of beginning of year .................       28,566         9,076
                                                                        --------      --------
Cash and cash equivalents as of end of period .....................     $ 18,649      $ 15,370
                                                                        ========      ========


Supplemental disclosures of cash flow information:
        Cash paid during the period for interest ..................     $    454      $    210


     See accompanying notes to consolidated condensed financial statements.

COMMUNITY BANK OF NEW JERSEY
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)


NOTE A - BASIS OF PRESENTATION

The consolidated condensed financial statements included herein have been prepared without audit pursuant to the rules and regulations of the Federal Deposit Insurance Corporation and the Securities and Exchange Commission.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results. The accompanying consolidated condensed financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such adjustments are of a normal recurring nature. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto as of and for the year ended December 31, 1998. The results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

Earnings per common share are computed by dividing net income by the weighted average number of common shares and common share equivalents (when dilutive) outstanding during each period after giving retroactive effect to stock dividends declared. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Bank. The common share equivalents of options in the computation of diluted earnings per share is computed utilizing the Treasury Stock method. For purposes of this computation, the average market price of common stock during each three-month quarter included in the period being reported upon, is used, when dilutive.


NOTE B - INVESTMENT SECURITIES

The Bank classifies its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115"). SFAS 115 requires that an enterprise classify its investments in debt securities as either securities held to maturity (carrying amount equals amortized cost), securities available for sale (carrying amount equals estimated fair value; unrealized gains and losses recorded in a separate component of stockholder's equity, net of taxes) or trading securities (carrying amount equals estimated fair value; unrealized gains and losses included in the determination of net income).

Any security which is a U.S. Government security, U.S. Government agency security, an agency mortgage-backed security, or an obligation of a state or political subdivision may be placed in the held-to-maturity category if acquired with the intent and ability to maintain the security in the portfolio until maturity. Premiums and discounts on these securities are amortized or accreted on a basis that approximates the effective yield method. Realized gains and losses from the sale of securities available for sale are determined on a specific identification cost basis.

COMMUNITY BANK OF NEW JERSEY
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)
Continued


Management determines the appropriate classification of securities at the time of purchase. At March 31, 1999 and December 31, 1998, all of the Bank's investment securities were classified as held to maturity. If the Bank held securities classified as available for sale, stockholders' equity would have been affected by changing interest rates which affect the market price of the Bank's securities available for sale. At March 31, 1999 and December 31, 1998, no investment securities were classified as available for sale or trading securities.

The following tables present the book values, fair values and gross unrealized gains and losses of the Bank's investment securities portfolio as of March 31, 1999 and December 31, 1998 (Dollars in thousands).

                                                               March 31, 1999 (Unaudited)
                                                 --------------------------------------------------
                                                                Gross          Gross
                                                 Amortized    Unrealized    Unrealized      Fair
                                                   Cost         Gains         Losses        Value
                                                  --------     --------      --------      --------
Securities held to maturity:
        U.S. Government and agency securities     $ 14,000     $     --      $    (34)     $ 13,966
        Other securities ....................          525           --            --           525
                                                  --------     --------      --------      --------

                                                  $ 14,525     $     --      $    (34)     $ 14,491
                                                  ========     ========      ========      ========


                                                                  December 31, 1998
                                                 --------------------------------------------------
                                                                Gross          Gross
                                                 Amortized    Unrealized    Unrealized      Fair
                                                   Cost         Gains         Losses        Value
                                                  --------     --------      --------      --------
Securities held to maturity:
        U.S. Government and agency securities     $ 5,500      $    --       $   (21)      $ 5,479
        Other securities ....................         525           --            --           525
                                                  -------      -------       -------       -------

                                                  $ 6,025      $    --       $   (21)      $ 6,004
                                                  =======      =======       =======       =======

The following table sets forth as of March 31, 1999 and December 31, 1998 the maturity distribution of the Bank's investment portfolio (Dollars in thousands).

                                                         Investment Securities Held-To-Maturity
                                                 ---------------------------------------------------
                                                    March 31, 1999
                                                      (Unaudited)              December 31, 1998
                                                 --------------------------------------------------
                                                                Gross          Gross
                                                 Amortized    Unrealized    Unrealized      Fair
                                                   Cost         Gains         Losses        Value
                                                  --------     --------      --------      --------
Due in one year or less ..............            $ 6,000      $ 6,000       $    --       $    --
Due after one year through five years               8,000        7,966         5,500         5,479
Due after five years through ten years                500          500           500           500
Due after ten years ..................                 25           25            25            25
                                                  -------      -------       -------       -------

                                                  $14,525      $14,491       $ 6,025       $ 6,004
                                                  =======      =======       =======       =======

        Securities with a carrying value of $1,000,000 at March 31, 1999 and $500,000 at December 31, 1998 were pledged to secure public funds on deposit.

COMMUNITY BANK OF NEW JERSEY
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)
Continued

NOTE C - LOANS RECEIVABLE and ALLOWANCE FOR LOAN LOSSES

The following table summarizes the components of the loan portfolio as of March 31, 1999 and December 31, 1998 (Dollars in thousands).

                                                 Loan Portfolio By Type of Loan
                                    --------------------------------------------------------
                                        March 31, 1999
                                          (Unaudited)                 December 31, 1998
                                    Amount          Percent          Amount         Percent
                                    ------          -------          ------         -------
Commercial and industrial loans     $10,300          18.83%         $ 8,514          18.66%
Commercial mortgage loans .....      24,510          44.80%          19,413          42.55%
Residential mortgages .........       6,786          12.40%           6,941          15.21%
Construction loans ............       5,408           9.89%           3,582           7.85%
Consumer loans ................       7,647          13.98%           6,376          13.97%
Other loans ...................          54           0.10%             803           1.76%
                                    -------         ------          -------         ------

                                    $54,705         100.00%         $45,629         100.00%
                                    =======         ======          =======         ======

The following table represents the activity in the allowance for loan losses for the three month periods ended March 31, 1999 and 1998 and the year ended December 31, 1998 (Dollars in thousands).

                                                    Allowance For Loan Losses
                                               -------------------------------------
                                               Three Months Ended
                                                     March 31,          Year Ended
                                                    (Unaudited)        December 31,
                                                   1999        1998       1998
                                                 ------      ------      ------
Balance - beginning of period ..............     $  914      $  250      $  250
Charge-offs ................................         --          --          --
Recoveries .................................         --          --          --
                                                 ------      ------      ------
Net (charge-offs) recoveries ...............         --          --          --
Provision for loan losses ..................        111         135         664
                                                 ------      ------      ------

Balance - end of period ....................     $1,025      $  385      $  914
                                                 ======      ======      ======
Balance of Allowance at period-end as a %
    of loans at period-end .................       1.87%       1.68%       2.00%
                                                 ======      ======      ======

NOTE D - RECLASSIFICATIONS

Certain amounts in the financial statements presented for prior periods have been reclassified to conform with the 1999 presentation.

NOTE E - SUBSEQUENT EVENT

On April 22, 1999 at the annual meeting of shareholders of Community Bank of New Jersey, a plan of acquisition was approved pursuant to which a holding company structure would be established and Community Bancorp of New Jersey, a newly formed New Jersey corporation, will become the owner of the Bank and a one-bank holding company. The New Jersey Commissioner of Banking and Insurance approved the plan on March 10, 1999. Consummation of the plan further requires the non-objection of the Board of Governors of the Federal Reserve System. The Company filed a notification under the Bank Holding Company Act with the Federal Reserve Bank of N.Y. on April 26, 1999.

COMMUNITY BANK OF NEW JERSEY
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)
Continued


NOTE F - RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Derivative Instruments and Hedging Activity
In June  1998,  the  FASB  issued  SFAS  No.  133,  "Accounting  for  Derivative
Instruments and Hedging Activity". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and resulting designation. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is permitted only as of the beginning of any fiscal quarter. The Bank is currently reviewing the provisions of SFAS No. 133. The adoption of SFAS No. 133 is not anticipated to have a material impact on the Bank's consolidated financial position or results of operations.

COMMUNITY BANK OF NEW JERSEY

Management's Discussion and Analysis of Financial Condition and Results of Operations


This financial review presents management's discussion and analysis of financial condition and results of operations. It should be read in conjunction with the consolidated condensed financial statements and the accompanying notes included elsewhere herein.

FINANCIAL CONDITION

Total assets at March 31, 1999 increased by $8.7 million, or 10.5%, to $91.5 million compared to $82.8 million at December 31, 1998. Total assets averaged $81.3 million in the first three months of 1999, a $29.2 million, or 56.0%, increase from the 1998 full year average of $52.1 million. Average loans increased $18.9 million, or 62.6%, to $49.1 million in the first three months of 1999, from the 1998 full year average of $30.1 million. Average investment securities increased by $8.7 million, or 164.2%, to $14.0 million; average Federal funds sold decreased by $300 thousand to $11.9 million; and the average of all other assets increased by $2.5 million, or 51.0%, to $4.9 million during the first three months of 1999 compared to the full year 1998 averages.

These increases in average assets were funded primarily by a $22.2 million, or 55.0%, increase in average deposits, as average deposits increased to $62.6 million for the first quarter of 1999 from the full year 1998 average of $40.4 million. The increases in average assets were further funded with an increase in average stockholders' equity of $7.2 million, or 65.5%, as the first quarter of 1999 average stockholders' equity increased to $18.2 million from the full year 1998 average of $11.0 million. The increase in average stockholders' equity resulted from net proceeds received from the Bank's secondary public offering amounting to $6.6 million on December 14, 1998 and $1.0 million on January 11, 1999 and was further effected by a net operating loss amounting to $610 thousand during 1998 and net operating income of $65 thousand during the first quarter of 1999.


Lending Activity

Total loans at March 31, 1999 were $54.7 million, a 19.7%, or $9.0 million increase from December 31, 1998. The loan portfolio consists primarily of loans secured by real estate, and, to a lesser extent, commercial, construction and consumer loans. Changes in the composition of the loan portfolio during the comparative periods included increases of $5.0 million in commercial mortgage loans, $1.8 million in commercial and industrial loans, $1.8 million in construction loans and $1.2 million in consumer loans, and was partially off-set by a reduction of $1.0 million in residential mortgages and other loans.

The 19.7% increase in loans at March 31, 1999 compared to December 31, 1998 is partially attributable to greater penetration of the Bank's marketplace and an improvement in the general economic environment in New Jersey. The Bank opened its second office in downtown Freehold, New Jersey, in September 1997, its third office in Howell, New Jersey, in November 1998 and its fourth office in Matawan, New Jersey, in February 1999. In addition, the Bank has contracted for the purchase of a site for a new location in Manalapan, New Jersey, subject to regulatory and land use approvals. Management believes that the maturation of these branch locations will continue to provide the Bank with lending opportunities as well as funding sources for the loans.

The Bank's loans are primarily to businesses and individuals located in Monmouth, Middlesex, and Ocean Counties, New Jersey. Management believes that its strategy of customer service, competitive rate structures, and selective marketing will continue to enable the Bank to gain market entry to local loans. Bank mergers have also contributed to the Bank's efforts to attract borrowers. Management intends to continue to pursue quality loans in all lending categories within the Bank's market area.


Allowance for Loan Losses

The allowance for loan losses was $1.0 million, or 1.87% of total loans, at March 31, 1999 compared to $0.9 million, or 2.00% of total loans, at December 31, 1998. At March 31, 1999 the Bank had no non-performing loans. Non-performing loans include non-accrual loans and exclude accruing loans past due 90 days or more. At March 31, 1999 past due loans consisted of one loan amounting to $2 thousand past due less than 90 days. This compares to no non-performing loans, excluding accruing loans past due 90 days or more, and no past due loans at December 31, 1998.

Management attempts to maintain an allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by our officers, by outside, independent loan review auditors, our Directors Loan Review Committee and the Board of Directors. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and set appropriate reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e. - loans judged to be uncollectible and charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate, future additions to the allowance may be necessary based upon changes in market conditions. In addition, various regulatory agencies periodically review the Bank's allowance for loan losses. These agencies may require management to take additional provisions based on their judgements about information available to them at the time of their examination.


Investment Securities Activity

Investment securities increased by $8.5 million, or 141.1%, at March 31, 1999 compared to December 31, 1998. During the quarter ended March 31, 1999 the Bank utilized its liquidity in excess of loan demand to fund additional purchases of investment securities held-to-maturity amounting to $9.0 million, which was partially off-set by maturities and calls amounting to $0.5 million.

Management determines the appropriate classification of securities at the time of purchase. At March 31, 1999 all investment securities were classified as held-to-maturity. The Bank had no investment securities classified as available-for-sale or as trading securities. The investment portfolio is comprised primarily of U.S. Government and agency securities with maturities of three years or less and with call features of one year or less. Management maintains an investment portfolio of short duration in order to fund projected increased loan volume and to provide for other liquidity uses as needed, and secondarily as an additional source of interest income.


Deposits

Deposits are the Bank's primary source of funds. Total deposits increased by $7.6 million, or 11.7%, to $72.6 million at March 31, 1999 compared to $65.0 million at December 31, 1998. The increase in deposits during this period was primarily due to the Bank's greater penetration of its marketplace. In late 1998 and early 1999, the Bank opened two new offices, which have contributed to its deposit growth.

Average total deposits increased by $22.2 million, or 55.0%, to $62.6 million for the three months ended March 31,1999 compared to the 1998 full year average of $40.4 million. Changes in the deposit mix for the three months ended March 31, 1999 compared to the 1998 full year average include a $9.7 million, or 48.9%, increase in savings deposits; a $4.0 million, or 50.3%, increase in NOW account deposits; a $2.3 million, or 76.1%, increase in time deposits; a $1.1 million, or 73.5% increase in money market deposits; and a $5.1 million, or 62.1%, increase in non-interest bearing demand deposits.

The Bank does not actively solicit short-term certificates of deposits of $100 thousand or more because of the liquidity risks posed by such deposits. At March 31, 1999 certificates of deposit of $100 thousand or more amounted to $1.2 million.

The Bank emphasizes relationships with commercial customers and seeks to obtain transactional accounts, which are frequently kept in non-interest bearing deposits. The Bank also emphasizes the origination of savings deposits, which amounted to $32.5 million at March 31, 1999, by offering rates higher than our peer group institutions. The primary savings product is the stepped rate savings account. The interest rate is based upon the amount on deposit, and the deposit amount can be changed. Management may modify the interest rate paid without notice, and the depositor may withdraw their funds on demand. The Bank markets this product as an alternative to time deposits and management believes it has resulted in a higher rate of core deposits and lower cost of funds than our peer group institutions. Deposits are obtained primarily from the market areas which the Bank serves. As of March 31, 1999 the Bank did not have any brokered deposits and neither solicited nor offered premiums for such deposits.

Liquidity

Liquidity is a measurement of the Bank's ability to meet present and future funding obligations and commitments. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, repayment of borrowings, when applicable, and the funding of loan commitments. The Company also adjusts its liquidity level as appropriate to meet its asset/liability objectives. Principal sources of liquidity are deposit generation, access to purchased funds, including borrowings from other financial institutions, repurchase agreements, maturities and repayments of loans and investment securities, net interest income and fee income. Liquid assets (consisting of cash and Federal funds sold) comprised 20.4% and 34.5% of the Bank's total assets at March 31, 1999 and December 31, 1998, respectively.

As shown in the Consolidated Condensed Statements of Cash Flows, the Bank's primary source of funds at March 31, 1999 was from increased deposits, net proceeds from common stock issued, and to a lesser extent proceeds from maturities and calls of investment securities. Deposit increases amounted to $7.5 million for the three months ended March 31, 1999 while net proceeds from common stock issued amounted to $1.0 million and proceeds from maturities and calls of investment securities amounted to $0.5 million. During 1999, the Bank utilized deposit growth and its liquid assets as funding sources for increased loans made to customers amounting to $9.1 million, securities purchases amounting to $9.0 million and purchases of premises and equipment used primarily for branch expansion, amounting to $0.9 million as well as for asset/liability management purposes.

The Bank also has several secondary sources of liquidity. Many of the Bank's loans are originated pursuant to underwriting standards which make them readily marketable to other financial institutions or investors in the secondary market. In addition, in order to meet liquidity needs on a temporary basis, the Bank has lines of credit in the amount of $2.5 million for the purchase of Federal funds with another financial institution.

The Bank believes that its liquidity position is sufficient to provide funds to meet future loan demand or the possible outflow of deposits, in addition to being able to adapt to changing interest rate conditions.


Capital Resources

Stockholder's equity increased by $1.1 million at March 31, 1999 compared to December 31, 1998. The changes in stockholders' equity during the three months ended March 31, 1999 were comprised of an increase from net income of $65 thousand and an increase of $1.0 million in net proceeds from common stock issued.

The Bank's federal regulator, the Federal Deposit Insurance Corporation, has issued guidelines classifying and defining capital into the following components: (1) Tier I Capital, which includes tangible stockholders' equity for common stock and certain qualifying preferred stock, and excludes net unrealized gains or losses on available-for-sale securities and deferred tax assets that are dependent on projected taxable income greater than one year in the future, and (2) Tier II Capital (Total Capital), which includes a portion of the allowance for loan losses and certain qualifying long-term debt and preferred stock that does not qualify for Tier I Capital. The risk-based capital guidelines require financial institutions to apply certain risk factors ranging from 0% to 100%, against assets to determine total risk-based assets. The minimum Tier I and the combined Tier I and Tier II capital to risk-weighted assets ratios are 4.0% and 8.0%, respectively. The Federal Deposit Insurance Corporation also has adopted regulations which supplement the risk-based capital guidelines to include a minimum leverage ratio of Tier I Capital to total assets of 3.0%. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased by 100 to 200 basis points.

The following table summarizes the risk-based and leverage capital ratios for the Bank at March 31, 1999, as well as the regulatory required minimum and "well capitalized" capital ratios:

                                                            Regulatory Requirement
                                                 ------------------------------------------
                                                 Actual       Minimum    "Well Capitalized"
                                                 ------       -------    ------------------
Risk-based Capital:
         Tier I capital ratio .........           31.02%        4.00%           6.00%
         Total capital ratio ..........           32.27%        8.00%          10.00%

Leverage ratio ........................           22.91%     3.00%-5.00%    5.00% or greater


In addition, pursuant to the order of the New Jersey Department of Banking and Insurance approving the Bank's charter, for its first five years of operation, the Bank is required to maintain a ratio of equity to total assets of at least 10.00%. As of March 31, 1999 the Bank's ratio of equity capital to total assets was 20.19%.

As noted in the above table, the Bank's capital ratios exceed the minimum regulatory and "well capitalized" requirements.

Impact of Inflation and Changing Prices

The Bank's financial statements and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all of the Bank's assets and liabilities are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000

Rapid and accurate data processing is essential to the Bank's operations. Many computer programs that can only distinguish the final two digits of the year entered (a common programing practice in prior years) are expected to read entries for the year 2000 as the year 1900 or as zero and incorrectly attempt to compute payment, interest, delinquency, and other data. The Bank has been evaluating both information technology (computer systems) and non-information technology systems (e.g., vault timer, electronic door lock, and heating, ventilation, and air conditioning control). The Bank has examined all of its non-information technology systems and has either received certifications of Year 2000 compliance for systems controlled by third party providers or determined that the systems should not be impacted by the Year 2000. The Bank expects to further test the systems it controls and receive third party certifications, when appropriate, that these systems will continue to function. The Bank does not expect any material costs to address its non-information technology systems and has not had any material costs to date. With regard to the Bank's information technology systems, the Bank also does not expect any future material costs and has not had any material costs to date. The Bank's data processing is provided by a single service bureau, NCR. Although NCR is not Year 2000 compliant, it has advised the Bank that it expects to be compliant before the year 2000. The Bank is monitoring NCR to evaluate whether the Bank's data processing system will fail. The Bank is being provided with periodic updates on the status of testing and upgrades being made by NCR. If this problem is not solved by the year 2000, the Bank would likely experience significant delays, mistakes, or failures. These delays, mistakes, or failures could have a significant impact on the Bank's financial condition and results of operations.

RESULTS OF OPERATIONS for the three months ended March 31, 1999 compared to the three months ended March 31, 1998


Net Income
The Bank earned $65 thousand, or $0.04 net income per share on a basic and diluted basis, for the three months ended March 31, 1999, compared to a net loss of $206 thousand, or $0.16 for both basic and diluted net loss per share, for the three months ended March 31, 1998. The increase in net income was primarily due to a $529 thousand, or 132.9%, increase in net interest income, a $38 thousand, or 190.0%, increase in non-interest income and a $24 thousand, or 17.8%, decrease in the provision for loan losses; these items were partially offset by a $320 thousand, or 65.4%, increase in non-interest expenses.

Net Interest Income
Net interest income increased $529 thousand, or 132.9%, to $927 thousand for the three months ended March 31, 1999 from $398 thousand for the same prior year period. The increase in net interest income was due primarily to volume increases as average interest earning assets, net of average interest bearing liabilities, increased by $12.4 million, or 95.1%, for the first three months of 1999 compared to the same prior year period. Also contributing to the increase in net interest income was the decrease in the average cost of interest bearing liabilities to 3.73% during the first quarter of 1999 compared to 4.27% during the same prior year quarter. The reduction in the average rate paid on deposits resulted from management's adjustment of the Bank's rate structure to more closely reflect the current economic environment and competition. The Bank held no tax-exempt investments during these comparable periods.

The Bank's net interest margin (annualized net interest income divided by average interest earning assets) for the three months ended March 31, 1999 improved to 5.02% from 4.82% for the same prior year quarter. The improvement in the net interest margin resulted primarily from the decrease in the rates paid on deposits, as the yield earned on interest earning assets remained consistent at 7.48% for the first quarter of 1999 compared to 7.40% for the first quarter of 1998, despite falling market rates of interest.

Interest income increased $771 thousand, or 126.2%, to $1.4 million for the three months ended March 31, 1999 compared to $611 thousand for the same period in 1998. The improvement in interest income was primarily due to volume increases in income from the loan portfolio of $645 thousand, volume related increases in income of $108 thousand in the investment securities portfolio, and volume related increases in income of $65 thousand in Federal funds sold volume as the Bank's growth resulted in an increase in average earning assets of $41.9 million, or 126.8%, to $74.9 million for the three months ended March 31, 1999 compared to $33.0 million for the same period in 1998.

The $818 thousand volume related increase in total interest income was reduced by $47 thousand from rate related reductions as interest rates on new investment securities purchases and investments in Federal funds sold repriced to lower current yields.

Interest expense for the first three months of 1999 increased $242 thousand, or 112.6%, compared to the same prior year period. The increase in interest expense was due primarily to net volume increases in interest bearing deposits which accounted for $311 thousand of the expense increase and was offset by a decrease of $69 thousand attributable to net rate related decreases. The volume related increases in interest bearing liabilities and expense rate decreases are the result of marketing and pricing decisions made by management in response to the need for cost effective sources of funds, primarily to provide for loan growth. These decisions resulted in the reduction in the cost of interest bearing liabilities to 3.73% for the quarter ended March 31, 1999 compared to 4.27% for the quarter ended March 31, 1998.


The following tables titled "Consolidated Average Balance Sheet with Resultant Interest and Average Rates" and "Analysis of Changes in Consolidated Net Interest Income" present by category the major factors that contributed to the changes in net interest income for the quarter ended March 31, 1999 compared to the quarter ended March 31, 1998.

CONSOLIDATED AVERAGE BALANCE SHEETS
With Resultant Interest And Average Rates
                                                                        Three Months Ended              Three Months Ended
                                                                           March 31, 1999                   March 31, 1998
                                                                  --------------------------------- --------------------------------
                                                                   Average     Interest    Average   Average    Interest     Average
                                                                   Balance  Income/Expense    Rate   Balance Income/Expense  Rate
                                                                   -------  --------------    ----   ----------------------  ----
                                                                                (In thousands, except percentages)
ASSETS
Interest Earning Assets:
          Federal Funds Sold ...................................  $ 11,879     $    138      4.71%  $  7,057  $     95      5.39%
          Investment Securities ................................    13,980          193      5.52%     7,204       116      6.44%
          Loans (net of unearned income) (1) (2) ...............    49,078        1,051      8.68%    18,785       400      8.52%
                                                                  --------     --------             --------  --------
                     Total Interest Earning Assets .............    74,937        1,382      7.48%    33,046       611      7.40%
                                                                  --------     --------             --------  --------
Non-Interest Earning Assets:
          Loan Loss Reserve ....................................      (957)                             (292)
          All Other Assets .....................................     7,351                             3,775
                                                                  --------                          --------
                     Total Assets ..............................  $ 81,331                          $ 36,529
                                                                  ========                          ========

LIABILITIES & STOCKHOLDERS' EQUITY Interest-Bearing Liabilities:
          NOW Deposits .........................................  $ 11,803           51      1.75%  $  4,869        32      2.63%
          Savings Deposits .....................................    29,592          306      4.19%    12,947       157      4.85%
          Money Market Deposits ................................     2,637           25      3.84%       493         3      2.43%
          Time Deposits ........................................     5,381           73      5.50%     1,654        21      5.08%
                                                                  --------     --------             --------  --------
                     Total Interest Bearing Liabilities ........    49,413          455      3.73%    19,963       213      4.27%
                                                                  --------     --------             --------  --------
Non-Interest Bearing Liabilities:
          Demand Deposits ......................................    13,150                             4,979
          Other Liabilities ....................................       522                               271
                                                                  --------                          --------
                     Total Non-Interest Bearing Liabilities ....    13,672                             5,250
                                                                  --------                          --------
Stockholders' Equity ...........................................    18,246                            11,316
                                                                  --------                          --------
                     Total Liabilities and Stockholders'
                     Equity ....................................  $ 81,331                          $ 36,529
                                                                  ========                          ========

NET INTEREST INCOME ............................................               $    927                       $    398
                                                                               ========                       ========

NET INTEREST SPREAD (3) ........................................                             3.74%                          3.13%

NET INTEREST MARGIN (4) ........................................                             5.02%                          4.82%

   (1)    Included in interest income on loans are loan fees.
   (2)    Includes non-performing loans.
   (3) The interest rate spread is the difference between the weighted average yield on average interest earning assets and the weighted average cost of average interest bearing liabilities.
   (4) The interest rate margin is calculated by dividing annualized net interest income by average interest earning assets.

ANALYSIS OF CHANGES IN CONSOLIDATED NET INTEREST INCOME


                                                 Three Months Ended March 31, 1999
                                                   Compared to Three Months Ended
                                                          March 31, 1998
                                                  ---------------------------------
                                                      Increase (Decrease) Due To
                                                  ---------------------------------
                                                      Volume     Rate         Net
                                                      ------     ----         ---
                                                             (In thousands)
Interest Earned On:
          Federal Funds Sold ....................      $ 65      $(22)      $ 43
          Investment Securities .................       108       (31)        77
          Loans (net of unearned income) ........       645         6        651
                                                       ----      ----       ----

                     Total Interest Income ......       818       (47)       771
                                                       ----      ----       ----

Interest Paid On:
          NOW Deposits ..........................        46       (27)        19
          Savings Deposits ......................       201       (52)       149
          Money Market Deposits .................        14         8         22
          Time Deposits .........................        50         2         52
                                                       ----      ----       ----

                     Total Interest Expense .....       311       (69)       242
                                                       ----      ----       ----

                     Net Interest Income ........      $507      $ 22       $529
                                                       ====      ====       ====


                                       20

Provision for Loan Losses
The provision for loan losses was $111 thousand for the first three months of 1999 compared to a provision of $135 thousand for the same period in 1998. The provision is the result of management's review of several factors, including increased loan balances and management's assessment of economic conditions, credit quality and other factors that may have an impact on future possible losses in the loan portfolio. Although the Bank had no non-accrual loans and past due loans amounting to $2 thousand at March 31, 1999, management established provisions for loan losses to create an adequate allowance based on management's analysis of the loan portfolio and growth experienced over the periods. The allowance for loan losses totaled $1.0 million, or 1.87% of total loans, at March 31, 1999.


Non-Interest Income
Total non-interest income was $58 thousand for the first three months of 1999 compared to $20 thousand for the first three months of 1998, an increase of $38 thousand, or 190.0%. The increase was attributable to an increase in first quarter 1999 service fees on deposits of $31 thousand and an increase in other fees and commissions of $7 thousand. The growth in non-interest income reflects the growth in deposits, which increased to $72.6 million at March 31, 1999, from
32.9 million at March 31, 1998.


Non-Interest Expense
Total non-interest expenses amounted to $809 thousand for the quarter ended March 31, 1999, an increase of $320 thousand, or 65.4%, over the same prior year quarter. The increase was due primarily to increases in employment expenses as well as increases in occupancy expenses, equipment expenses and other expenses generally attributable to the Bank's growth. Of this increase, employment costs increased $124 thousand, or 50.6%, and reflected increases in the number of employees from 22 full-time equivalents at March 31, 1998 to 44 full-time equivalents at March 31, 1999. The increase in personnel is primarily attributable to the opening of the Howell, New Jersey office in November 1998 and the Matawan, New Jersey office in February, 1999 in addition to the acquisition of additional support personnel required due to the Bank' growth.

Occupancy expenses increased $21 thousand, or 80.8%, for the first three months of 1999 compared to the same period in 1998. The increase was attributable primarily to increased lease expense and increased maintenance costs due to the additional branch offices.

Depreciation expenses on leasehold improvements, furniture, and equipment increased $36 thousand, or 90.0%, for the first quarter of 1999 compared to the first quarter of 1998 due primarily to depreciation costs associated with the new facilities and on purchases of enhanced computer processing equipment.

Other expenses increased $139 thousand, or 78.1%, for the first three months of 1999 compared to the first three months of 1998. The increase was attributable to increased other expenses resulting from the continued growth of the Bank, as costs of data processing services paid to the Bank's third party processor amounted to $66 thousand, an increase of $38 thousand; professional fees amounted to $54 thousand, an increase of $16 thousand; marketing and advertising costs amounted to $43 thousand, an increase of $31 thousand; stationery and supplies amounted to $57 thousand, an increase of $25 thousand; stockholder costs amounted to $22 thousand, an increase of $19 thousand; and all other expenses amounted to $75 thousand, an increase of $10 thousand.


Income Tax Expense
The Bank did not record an income tax provision for the quarter ended March 31, 1999 because of its net operating loss carry-forwards. The Bank had net operating loss carry-forwards of approximately $512 thousand at December 31, 1998. These carry-forwards will expire through 2018, and may be available to offset tax liabilities on earnings during future periods. Additionally, in view of the Bank's operating loss history and risks associated with its ability to generate taxable income in the future, management has provided a full valuation allowance on its net deferred tax assets as of March 31, 1999.

PART II.          OTHER INFORMATION

Item 1.           Legal Proceedings

                  The Bank is periodically involved in various legal proceedings as a normal incident to its business.

                  In the opinion of management, no material loss is expected from any such pending lawsuit.

Item 2.           Changes in Securities

                  Not Applicable.

Item 3.           Defaults Upon Senior Securities

                  Not Applicable.

Item 4.           Submission of Matters to a Vote of Security Holders

                  The annual meeting of shareholders of Community Bank of New Jersey was held on April 22, 1999.

                  The following were the results of voting on the four proposals presented:

                  Note:    Shares Outstanding were.................    1,796,917
                           Shares Voted were.......................    1,711,772

                  Proposal No. 1 -     The re-election  of 10  Directors to  the
                                       Bank's Board of Directors to serve for a period of one year.

                                       Each Director  received at least 98.0% of
                                       the  shares   voted  in  favor  of  their
                                       appointment.

                                                                        Votes
                  Elected Director            Votes For               Withheld
                  ----------------            ---------               --------
                  Alan Cohen                  1,681,329                30,443
                  Charles P. Kaempffer, CPA   1,681,329                30,443
                  Morris Kaplan               1,678,329                33,443
                  Robert M. Kaye              1,681,329                30,443
                  Eli Kramer                  1,680,329                31,443
                  William J. Mehr, Esq.       1,681,329                30,443
                  Robert D. O'Donnell         1,681,329                30,443
                  Howard M. Schoor            1,681,329                30,443
                  Arnold G. Silverman         1,681,329                30,443
                  Lewis Wetstein, M.D.        1,681,329                30,443

                  Proposal No. 2 -     A Plan of Acquisition pursuant to which a
                                       holding   company   structure   will   be
                        APPROVED       established and The Community  Bancorp of
                                       New  Jersey,  a newly  formed  New Jersey
                                       corporation, will become the owner of the
                                       Bank and a one-bank holding company,  and
                                       the  shareholders of the Bank will become
                                       the shareholders of The Community Bancorp
                                       of New Jersey  through an exchange of one
                                       share   of  the   common   stock  of  The
                                       Community Bank of New Jersey for each outstanding share of common stock of the Bank.


                                                               Votes           %
                                                             ---------     -----
                                       For Approval......    1,302,944     72.5%
                                       Against Approval..       38,216      2.1%
                                       Abstain............       8,100      0.5%
                                       Non-vote...........     362,512     20.2%

                  Proposal No. 3 -     The 1998 Stock Option  Plan  pursuant  to
                                       which  options  to purchase up  to 50,000
                        APPROVED       shares of common  stock may  be issued to
                                       members of management.


                                                               Votes           %
                                                             ---------     -----
                                       For Approval......    1,274,417     70.9%
                                       Against Approval..       64,643      3.6%
                                       Abstain...........       10,200      0.6%
                                       Non-vote..........      362,512     20.2%


                  Proposal No. 4 -     The 1999  Employee  Stock  Purchase  Plan
                        APPROVED       pursuant to which  employees  of the Bank
                                       will be permitted  to purchase  shares of
                                       common  stock at a price  equal to 90% of
                                       the fair  value of the common  stock.  No
                                       employee may contribute more than $10,000
                                       through the plan,  and 100,000  shares of
                                       common   stock  will  be   reserved   for
                                       issuance under the plan.


                                                              Votes           %
                                                             ---------     -----
                                       For Approval......    1,289,267     71.7%
                                       Against Approval..       52,743      2.9%
                                       Abstain...........        7,250      0.4%
                                       Non-vote..........      362,512     20.2%

Item 5.           Other Information
                  Not Applicable.

Item 6.           Exhibits and Reports on Form 8-K
                    (a)    Exhibits - None
                    (b)    Reports on Form 8-K

                           The Registrant filed a Current Report on Form 8-K dated April 14, 1999 announcing its first quarter 1999 results of operations.

                                   SIGNATURE



Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           COMMUNITY BANK OF NEW JERSEY
                                           ----------------------------
                                                       (Issuer)



Date:   May 12, 1999                  By:  /s/Robert D. O'Donnell
                                           ----------------------
                                           ROBERT D. O'DONNELL
                                           President and Chief Executive Officer